FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.	0001003197
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, January 28, 2005, Series 2005-1	**333-121661-01**

Name of Person Filing the Document
(If Other than the Registrant)



05003503



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 31, 2005, 2005

FINANCIAL ASSET SECURITIES CORP.

By: 

Name: Frank Skibo

Title: Managing Director

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Meritage Loan Trust 2005-1
Excess Spread Analysis

FRM PPC:	115%
ARM PPC:	100%
Delinquency	0%
Enable Call:	No

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
1	2.44200	2.86100	1.89
2	2.61300	3.00300	4.41
3	2.81800	3.13100	3.90
4	2.94800	3.23700	3.87
5	3.07000	3.33300	3.63
6	3.17500	3.42100	3.64
7	3.28000	3.50400	3.41
8	3.37100	3.57900	3.31
9	3.44700	3.64800	3.36
10	3.51700	3.71000	3.15
11	3.59100	3.76600	3.20
12	3.66500	3.81300	2.99
13	3.72400	3.85300	2.92
14	3.77600	3.88900	3.29
15	3.81600	3.91600	2.81
16	3.84400	3.93500	2.92
17	3.87100	3.95000	2.75
18	3.90400	3.96200	2.85
19	3.93100	3.96900	2.67
20	3.93700	3.97500	2.66
21	3.93100	3.98600	2.81
22	3.93300	4.00400	2.92
23	3.93700	4.02700	3.92
24	3.94500	4.05400	3.75
25	3.96900	4.08600	3.71
26	4.00300	4.11800	4.89
27	4.03600	4.14900	4.39
28	4.06800	4.17800	4.54
29	4.09900	4.20700	4.58
30	4.12900	4.23300	4.70
31	4.15800	4.25900	4.50
32	4.18500	4.28200	4.65
33	4.21100	4.30400	4.78

Meritage Loan Trust 2005-1
Excess Spread Analysis

FRM PPC:	115%
ARM PPC:	100%
Delinquency	0%
Enable Call:	No

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
1	2.44200	2.86100	1.89
2	3.61300	4.00300	3.49
3	3.81800	4.13100	2.87
4	3.94800	4.23700	2.88
5	4.07000	4.33300	2.61
6	4.17500	4.42100	2.65
7	4.28000	4.50400	2.40
8	4.37100	4.57900	2.30
9	4.44700	4.64800	2.38
10	4.51700	4.71000	2.15
11	4.59100	4.76600	2.23
12	4.66500	4.81300	2.00
13	4.72400	4.85300	1.93
14	4.77600	4.88900	2.37
15	4.81600	4.91600	1.83
16	4.84400	4.93500	1.96
17	4.87100	4.95000	1.77
18	4.90400	4.96200	1.90
19	4.93100	4.96900	1.70
20	4.93700	4.97500	1.70
21	4.93100	4.98600	1.86
22	4.93300	5.00400	1.98
23	4.93700	5.02700	3.10
24	4.94500	5.05400	2.90
25	4.96900	5.08600	2.86
26	5.00300	5.11800	4.23
27	5.03600	5.14900	3.63
28	5.06800	5.17800	3.87
29	5.09900	5.20700	4.03
30	5.12900	5.23300	4.18
31	5.15800	5.25900	3.95
32	5.18500	5.28200	4.25
33	5.21100	5.30400	4.40

Meritage Loan Trust 2005-1
Excess Spread Analysis

FRM PPC:	115%
ARM PPC:	100%
Delinquency:	0%
Enable Call:	No

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
1	2.44200	2.86100	1.89
2	4.61300	5.00300	2.56
3	4.81800	5.13100	1.88
4	4.94800	5.23700	1.92
5	5.07000	5.33300	1.63
6	5.17500	5.42100	1.70
7	5.28000	5.50400	1.42
8	5.37100	5.57900	1.33
9	5.44700	5.64800	1.43
10	5.51700	5.71000	1.18
11	5.59100	5.76600	1.29
12	5.66500	5.81300	1.03
13	5.72400	5.85300	0.97
14	5.77600	5.88900	1.49
15	5.81600	5.91600	0.88
16	5.84400	5.93500	1.03
17	5.87100	5.95000	0.82
18	5.90400	5.96200	0.97
19	5.93100	5.96900	0.76
20	5.93700	5.97500	0.76
21	5.93100	5.98600	0.95
22	5.93300	6.00400	1.04
23	5.93700	6.02700	2.13
24	5.94500	6.05400	1.92
25	5.96900	6.08600	1.89
26	6.00300	6.11800	3.31
27	6.03600	6.14900	2.62
28	6.06800	6.17800	2.96
29	6.09900	6.20700	3.27
30	6.12900	6.23300	3.46
31	6.15800	6.25900	3.19
32	6.18500	6.28200	3.64
33	6.21100	6.30400	3.83

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
34	4.23500	4.32400	4.60
35	4.25700	4.34400	4.80
36	4.27800	4.36300	4.61
37	4.29600	4.38200	4.57
38	4.31400	4.40100	5.00
39	4.33200	4.42000	4.67
40	4.35000	4.44100	4.84
41	4.36900	4.46300	4.71
42	4.38800	4.48500	4.87
43	4.40900	4.50900	4.69
44	4.43000	4.53400	4.72
45	4.45300	4.56000	4.88
46	4.47700	4.58600	4.70
47	4.50300	4.61100	4.91
48	4.53000	4.63600	4.71
49	4.55600	4.65900	4.69
50	4.58100	4.68100	5.24
51	4.60500	4.70200	4.70
52	4.62700	4.72100	4.87
53	4.64800	4.73900	4.73
54	4.66800	4.75500	4.89
55	4.68600	4.77000	4.70
56	4.70300	4.78400	4.73
57	4.71800	4.80000	4.89
58	4.73200	4.81800	4.73
59	4.74300	4.83700	4.94
60	4.75300	4.85900	4.76
61	4.77100	4.88300	4.75
62	4.79700	4.90700	5.31
63	4.82200	4.93100	4.76
64	4.84600	4.95400	4.95
65	4.87000	4.97600	4.80
66	4.89300	4.99700	4.97
67	4.91500	5.01800	4.77
68	4.93600	5.03700	4.81
69	4.95700	5.05600	4.98
70	4.97600	5.07300	4.80
71	4.99500	5.08900	5.02
72	5.01300	5.10400	4.83
73	5.02900	5.11800	4.82

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
34	5.23500	5.32400	4.20
35	5.25700	5.34400	4.55
36	5.27800	5.36300	4.32
37	5.29600	5.38200	4.28
38	5.31400	5.40100	4.86
39	5.33200	5.42000	4.46
40	5.35000	5.44100	4.67
41	5.36900	5.46300	4.51
42	5.38800	5.48500	4.70
43	5.40900	5.50900	4.49
44	5.43000	5.53400	4.53
45	5.45300	5.56000	4.71
46	5.47700	5.58600	4.50
47	5.50300	5.61100	4.74
48	5.53000	5.63600	4.52
49	5.55600	5.65900	4.50
50	5.58100	5.68100	5.14
51	5.60500	5.70200	4.51
52	5.62700	5.72100	4.71
53	5.64800	5.73900	4.53
54	5.66800	5.75500	4.73
55	5.68600	5.77000	4.50
56	5.70300	5.78400	4.53
57	5.71800	5.80000	4.72
58	5.73200	5.81800	4.53
59	5.74300	5.83700	4.77
60	5.75300	5.85900	4.56
61	5.77100	5.88300	4.54
62	5.79700	5.90700	5.20
63	5.82200	5.93100	4.55
64	5.84600	5.95400	4.77
65	5.87000	5.97600	4.59
66	5.89300	5.99700	4.79
67	5.91500	6.01800	4.56
68	5.93600	6.03700	4.59
69	5.95700	6.05600	4.79
70	5.97600	6.07300	4.59
71	5.99500	6.08900	4.83
72	6.01300	6.10400	4.61
73	6.02900	6.11800	4.60

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
34	6.23500	6.32400	3.64
35	6.25700	6.34400	4.16
36	6.27800	6.36300	3.90
37	6.29600	6.38200	3.87
38	6.31400	6.40100	4.64
39	6.33200	6.42000	4.17
40	6.35000	6.44100	4.41
41	6.36900	6.46300	4.27
42	6.38800	6.48500	4.49
43	6.40900	6.50900	4.24
44	6.43000	6.53400	4.32
45	6.45300	6.56000	4.54
46	6.47700	6.58600	4.30
47	6.50300	6.61100	4.57
48	6.53000	6.63600	4.32
49	6.55600	6.65900	4.29
50	6.58100	6.68100	5.04
51	6.60500	6.70200	4.31
52	6.62700	6.72100	4.54
53	6.64800	6.73900	4.33
54	6.66800	6.75500	4.56
55	6.68600	6.77000	4.30
56	6.70300	6.78400	4.32
57	6.71800	6.80000	4.55
58	6.73200	6.81800	4.33
59	6.74300	6.83700	4.60
60	6.75300	6.85900	4.35
61	6.77100	6.88300	4.34
62	6.79700	6.90700	5.09
63	6.82200	6.93100	4.34
64	6.84600	6.95400	4.59
65	6.87000	6.97600	4.38
66	6.89300	6.99700	4.61
67	6.91500	7.01800	4.35
68	6.93600	7.03700	4.38
69	6.95700	7.05600	4.61
70	6.97600	7.07300	4.37
71	6.99500	7.08900	4.65
72	7.01300	7.10400	4.39
73	7.02900	7.11800	4.39

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
74	5.04400	5.13100	5.39
75	5.05900	5.14200	4.85
76	5.07200	5.15200	5.04
77	5.08300	5.16100	4.88
78	5.09400	5.16800	5.06
79	5.10300	5.17300	4.49
80	5.11100	5.17900	4.51
81	5.11700	5.18500	4.72
82	5.12200	5.19200	4.54
83	5.12600	5.20100	4.76
84	5.12700	5.21100	4.58
85	5.13400	5.22200	4.60
86	5.14700	5.23500	5.00
87	5.16000	5.24800	4.63
88	5.17200	5.26000	4.83
89	5.18400	5.27300	4.68
90	5.19700	5.28500	4.88
91	5.20900	5.29700	4.70
92	5.22100	5.31000	4.73
93	5.23300	5.32200	4.93
94	5.24500	5.33400	4.77
95	5.25700	5.34600	4.99
96	5.26900	5.35800	4.82
97	5.28100	5.37000	4.84

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
74	6.04400	6.13100	5.28
75	6.05900	6.14200	4.63
76	6.07200	6.15200	4.85
77	6.08300	6.16100	4.66
78	6.09400	6.16800	4.88
79	6.10300	6.17300	4.27
80	6.11100	6.17900	4.30
81	6.11700	6.18500	4.53
82	6.12200	6.19200	4.32
83	6.12600	6.20100	4.57
84	6.12700	6.21100	4.36
85	6.13400	6.22200	4.38
86	6.14700	6.23500	4.84
87	6.16000	6.24800	4.41
88	6.17200	6.26000	4.64
89	6.18400	6.27300	4.46
90	6.19700	6.28500	4.69
91	6.20900	6.29700	4.48
92	6.22100	6.31000	4.51
93	6.23300	6.32200	4.74
94	6.24500	6.33400	4.55
95	6.25700	6.34600	4.80
96	6.26900	6.35800	4.60
97	6.28100	6.37000	4.61

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
74	7.04400	7.13100	5.15
75	7.05900	7.14200	4.41
76	7.07200	7.15200	4.67
77	7.08300	7.16100	4.45
78	7.09400	7.16800	4.69
79	7.10300	7.17300	4.05
80	7.11100	7.17900	4.08
81	7.11700	7.18500	4.35
82	7.12200	7.19200	4.10
83	7.12600	7.20100	4.39
84	7.12700	7.21100	4.15
85	7.13400	7.22200	4.16
86	7.14700	7.23500	4.69
87	7.16000	7.24800	4.19
88	7.17200	7.26000	4.46
89	7.18400	7.27300	4.24
90	7.19700	7.28500	4.50
91	7.20900	7.29700	4.26
92	7.22100	7.31000	4.29
93	7.23300	7.32200	4.55
94	7.24500	7.33400	4.32
95	7.25700	7.34600	4.61
96	7.26900	7.35800	4.38
97	7.28100	7.37000	4.39

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

z_mert0501_mkt3 - Stack Price/Yield

Settle	1/28/2005
First Payment	2/25/2005

LIBOR	Forward
Prepay	50 for 12 25 Thereafter
Servicer Advances	100%
Liquidation Lag	0
Optional Redemption	Call (N)

Default	11.15 CDR	7.34 CDR	5.47 CDR	11.15 CDR	7.34 CDR	5.47 CDR
Triggers	Pass	Pass	Pass	Fail	Fail	Fail
Loss Severity	50%	75%	100%	50%	75%	100%
M9						
WAL	11.71	12.99	13.67	11.71	12.99	13.67
Mod Durn	7.72	8.23	8.49	7.72	8.23	8.49
Total Collat Loss (Collat Maturity)	10.54%	11.29%	11.72%	10.54%	11.29%	11.72%
Total Collat Liquidation (Collat Maturity)	21.09%	15.06%	11.72%	21.09%	15.06%	11.72%

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

(1) - 1Mo LIBOR: 2.44200
(2) - 1Mo LIBOR: 2.44200
(3) - 6Mo LIBOR: 20.00000

Meritage Loan Trust 2005-1
Excess Spread Analysis
FRM PPC: 115%
ARM PPC: 100%
Delinquency: 0%
Enable Call: No
Forward Libor

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
1	2.44200	2.86100	1.89
2	2.61300	3.00300	4.41
3	2.81800	3.13100	3.89
4	2.94800	3.23700	3.87
5	3.07000	3.33300	3.63
6	3.17500	3.42100	3.64
7	3.28000	3.50400	3.40
8	3.37100	3.57900	3.30
9	3.44700	3.64800	3.35
10	3.51700	3.71000	3.14
11	3.59100	3.76600	3.19
12	3.66500	3.81300	2.98
13	3.72400	3.85300	2.91
14	3.77600	3.88900	3.27
15	3.81600	3.91600	2.80
16	3.84400	3.93500	2.90
17	3.87100	3.95000	2.72
18	3.90400	3.96200	2.83
19	3.93100	3.96900	2.65
20	3.93700	3.97500	2.64
21	3.93100	3.98600	2.78
22	3.93300	4.00400	2.89
23	3.93700	4.02700	3.88
24	3.94500	4.05400	3.71
25	3.96900	4.08600	3.68
26	4.00300	4.11800	4.86
27	4.03600	4.14900	4.35
28	4.06800	4.17800	4.50
29	4.09900	4.20700	4.53
30	4.12900	4.23300	4.65
31	4.15800	4.25900	4.44
32	4.18500	4.28200	4.59
33	4.21100	4.30400	4.71
34	4.23500	4.32400	4.53
35	4.25700	4.34400	4.73
36	4.27800	4.36300	4.52
37	4.29600	4.38200	4.48
38	4.31400	4.40100	4.85
39	4.33200	4.42000	4.47
40	4.35000	4.44100	4.61
41	4.36900	4.46300	4.44
42	4.38800	4.48500	4.58
43	4.40900	4.50900	4.36
44	4.43000	4.53400	4.36
45	4.45300	4.56000	4.50
46	4.47700	4.58600	4.33
47	4.50300	4.61100	4.63
48	4.53000	4.63600	4.50
49	4.55600	4.65900	4.52
50	4.58100	4.68100	5.11
51	4.60500	4.70200	4.58
52	4.62700	4.72100	4.77
53	4.64800	4.73900	4.63
54	4.66800	4.75500	4.81

Meritage Loan Trust 2005-1
Excess Spread Analysis
FRM PPC: 115%
ARM PPC: 100%
Delinquency: 0%
Enable Call: No
Forward Libor + 200

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
1	2.44200	2.86100	1.89
2	4.61300	5.00300	2.56
3	4.81800	5.13100	1.88
4	4.94800	5.23700	1.91
5	5.07000	5.33300	1.62
6	5.17500	5.42100	1.69
7	5.28000	5.50400	1.40
8	5.37100	5.57900	1.30
9	5.44700	5.64800	1.40
10	5.51700	5.71000	1.14
11	5.59100	5.76600	1.24
12	5.66500	5.81300	0.97
13	5.72400	5.85300	0.91
14	5.77600	5.88900	1.43
15	5.81600	5.91600	0.82
16	5.84400	5.93500	0.97
17	5.87100	5.95000	0.76
18	5.90400	5.96200	0.91
19	5.93100	5.96900	0.70
20	5.93700	5.97500	0.69
21	5.93100	5.98600	0.88
22	5.93300	6.00400	0.97
23	5.93700	6.02700	2.08
24	5.94500	6.05400	1.86
25	5.96900	6.08600	1.83
26	6.00300	6.11800	3.27
27	6.03600	6.14900	2.57
28	6.06800	6.17800	2.91
29	6.09900	6.20700	3.22
30	6.12900	6.23300	3.40
31	6.15800	6.25900	3.13
32	6.18500	6.28200	3.59
33	6.21100	6.30400	3.78
34	6.23500	6.32400	3.58
35	6.25700	6.34400	4.11
36	6.27800	6.36300	3.85
37	6.29600	6.38200	3.82
38	6.31400	6.40100	4.55
39	6.33200	6.42000	4.05
40	6.35000	6.44100	4.27
41	6.36900	6.46300	4.10
42	6.38800	6.48500	4.31
43	6.40900	6.50900	4.04
44	6.43000	6.53400	4.10
45	6.45300	6.56000	4.31
46	6.47700	6.58600	4.08
47	6.50300	6.61100	4.42
48	6.53000	6.63600	4.19
49	6.55600	6.65900	4.19
50	6.58100	6.68100	4.96
51	6.60500	6.70200	4.23
52	6.62700	6.72100	4.48
53	6.64800	6.73900	4.28
54	6.66800	6.75500	4.52

Meritage Loan Trust 2005-1
Available Funds Schedules
FRM PPC: 50%
ARM PPC: 150%
Delinquency: 0%
Enable Call: No

Period	NetWAC1 (1)(3)	**Effective** NetWAC1 (2)(3)
1	4.89	4.89
2	7.79	10.01
3	7.04	10.03
4	7.27	10.04
5	7.04	10.07
6	7.28	10.09
7	7.05	10.12
8	7.05	10.16
9	7.29	10.18
10	7.06	10.23
11	7.30	10.26
12	7.07	10.32
13	7.08	10.37
14	7.85	10.34
15	7.10	10.48
16	7.35	10.50
17	7.12	10.60
18	7.37	10.63
19	7.15	10.75
20	7.17	10.82
21	7.43	10.85
22	7.48	10.88
23	8.64	10.50
24	8.37	10.64
25	8.38	10.70
26	10.17	10.17
27	9.20	10.43
28	9.65	10.22
29	9.82	10.03
30	10.15	10.15
31	9.82	10.04
32	10.25	10.25
33	10.58	10.58
34	10.37	10.37
35	11.17	11.17
36	10.80	10.80
37	10.79	10.79
38	11.95	11.95
39	11.15	11.15
40	11.59	11.59
41	11.52	11.52
42	11.88	11.88
43	11.46	11.46
44	11.71	11.71
45	12.06	12.06
46	11.64	11.64
47	12.05	12.05
48	11.62	11.62
49	11.57	11.57
50	12.82	12.82
51	11.53	11.53
52	11.87	11.87
53	11.44	11.44
54	11.78	11.78

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
55	4.68600	4.77000	4.63
56	4.70300	4.78400	4.67
57	4.71800	4.80000	4.85
58	4.73200	4.81800	4.69
59	4.74300	4.83700	4.91
60	4.75300	4.85900	4.74
61	4.77100	4.88300	4.73
62	4.79700	4.90700	5.30
63	4.82200	4.93100	4.76
64	4.84600	4.95400	4.95
65	4.87000	4.97600	4.81
66	4.89300	4.99700	4.98
67	4.91500	5.01800	4.80
68	4.93600	5.03700	4.84
69	4.95700	5.05600	5.02
70	4.97600	5.07300	4.46
71	4.99500	5.08900	4.69
72	5.01300	5.10400	4.50
73	5.02900	5.11800	4.51
74	5.04400	5.13100	5.12
75	5.05900	5.14200	4.56
76	5.07200	5.15200	4.77
77	5.08300	5.16100	4.62
78	5.09400	5.16800	4.82
79	5.10300	5.17300	4.65
80	5.11100	5.17900	4.68
81	5.11700	5.18500	4.89
82	5.12200	5.19200	4.74
83	5.12600	5.20100	4.96
84	5.12700	5.21100	4.81
85	5.13400	5.22200	4.83
86	5.14700	5.23500	5.23
87	5.16000	5.24800	4.88
88	5.17200	5.26000	5.09
89	5.18400	5.27300	4.96
90	5.19700	5.28500	5.16
91	5.20900	5.29700	5.01
92	5.22100	5.31000	5.05
93	5.23300	5.32200	5.25
94	5.24500	5.33400	5.10
95	5.25700	5.34600	5.33
96	5.26900	5.35800	5.18
97	5.28100	5.37000	5.20
98	5.29300	5.38200	5.77
99	5.30400	5.39400	5.28
100	5.31600	5.40500	5.49
101	5.32700	5.41700	5.38
102	5.33900	5.42900	5.58
103	5.35100	5.44100	5.45
104	5.36200	5.45300	5.50
105	5.37400	5.46400	5.70
106	5.38500	5.47600	5.58
107	5.39600	5.48800	5.81
108	5.40800	5.50000	5.69
109	5.41900	5.51100	5.73
110	5.43100	5.52300	6.27
111	5.44200	5.53500	5.84
112	5.45400	5.54700	6.05
113	5.46500	5.55900	5.97
114	5.47700	5.57100	6.18
115	5.48900	5.58200	6.08
116	5.50000	5.59300	6.16
117	5.51200	5.60200	6.36
118	5.52400	5.60900	6.28
119	5.53500	5.61300	6.50
120	5.54700	5.61500	6.43

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
55	6.68600	6.77000	4.27
56	6.70300	6.78400	4.30
57	6.71800	6.80000	4.54
58	6.73200	6.81800	4.32
59	6.74300	6.83700	4.60
60	6.75300	6.85900	4.36
61	6.77100	6.88300	4.35
62	6.79700	6.90700	5.11
63	6.82200	6.93100	4.38
64	6.84600	6.95400	4.63
65	6.87000	6.97600	4.43
66	6.89300	6.99700	4.66
67	6.91500	7.01800	4.42
68	6.93600	7.03700	4.46
69	6.95700	7.05600	4.70
70	6.97600	7.07300	4.07
71	6.99500	7.08900	4.36
72	7.01300	7.10400	4.11
73	7.02900	7.11800	4.12
74	7.04400	7.13100	4.92
75	7.05900	7.14200	4.17
76	7.07200	7.15200	4.45
77	7.08300	7.16100	4.23
78	7.09400	7.16800	4.50
79	7.10300	7.17300	4.26
80	7.11100	7.17900	4.30
81	7.11700	7.18500	4.57
82	7.12200	7.19200	4.35
83	7.12600	7.20100	4.64
84	7.12700	7.21100	4.42
85	7.13400	7.22200	4.45
86	7.14700	7.23500	4.97
87	7.16000	7.24800	4.50
88	7.17200	7.26000	4.78
89	7.18400	7.27300	4.58
90	7.19700	7.28500	4.85
91	7.20900	7.29700	4.64
92	7.22100	7.31000	4.68
93	7.23300	7.32200	4.94
94	7.24500	7.33400	4.74
95	7.25700	7.34600	5.03
96	7.26900	7.35800	4.82
97	7.28100	7.37000	4.86
98	7.29300	7.38200	5.60
99	7.30400	7.39400	4.95
100	7.31600	7.40500	5.22
101	7.32700	7.41700	5.05
102	7.33900	7.42900	5.32
103	7.35100	7.44100	5.14
104	7.36200	7.45300	5.20
105	7.37400	7.46400	5.46
106	7.38500	7.47600	5.29
107	7.39600	7.48800	5.58
108	7.40800	7.50000	5.42
109	7.41900	7.51100	5.47
110	7.43100	7.52300	6.17
111	7.44200	7.53500	5.60
112	7.45400	7.54700	5.87
113	7.46500	7.55900	5.75
114	7.47700	7.57100	6.02
115	7.48900	7.58200	5.89
116	7.50000	7.59300	5.98
117	7.51200	7.60200	6.25
118	7.52400	7.60900	6.13
119	7.53500	7.61300	6.42
120	7.54700	7.61500	6.31

Period	NetWACT (1)(3)	NetWACT (2)(3)
55	11.35	11.35
56	11.31	11.31
57	11.64	11.64
58	11.23	11.23
59	11.56	11.56
60	11.14	11.14
61	11.09	11.09
62	12.24	12.24
63	11.01	11.01
64	11.34	11.34
65	10.93	10.93
66	11.25	11.25
67	10.85	10.85
68	10.81	10.81
69	11.13	11.13
70	10.74	10.74
71	11.06	11.06
72	10.66	10.66
73	10.63	10.63
74	11.73	11.73
75	10.56	10.56
76	10.88	10.88
77	10.50	10.50
78	10.82	10.82
79	10.44	10.44
80	10.41	10.41
81	10.73	10.73
82	10.36	10.36
83	10.68	10.68
84	10.31	10.31
85	10.29	10.29
86	10.97	10.97
87	10.24	10.24
88	10.56	10.56
89	10.20	10.20
90	10.52	10.52
91	10.16	10.16
92	10.14	10.14
93	10.46	10.46
94	10.11	10.11
95	10.43	10.43
96	10.08	10.08
97	10.06	10.06
98	11.13	11.13
99	10.04	10.04
100	10.36	10.36
101	10.01	10.01
102	10.33	10.33
103	9.99	9.99
104	9.98	9.98
105	10.30	10.30
106	9.96	9.96
107	10.28	10.28
108	9.94	9.94
109	9.93	9.93
110	10.99	10.99
111	9.92	9.92
112	10.24	10.24
113	9.90	9.90
114	10.22	10.22
115	9.89	9.89
116	9.88	9.88
117	10.21	10.21
118	9.87	9.87
119	10.20	10.20
120	9.86	9.86

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
121	5.55200	5.61500	6.50
122	5.55100	5.61500	6.99
123	5.55000	5.61400	6.67
124	5.54900	5.61400	6.89
125	5.54900	5.61400	6.85
126	5.54800	5.61500	7.06
127	5.54800	5.61600	7.03
128	5.54900	5.61700	7.13
129	5.54900	5.61800	7.35
130	5.55000	5.62000	7.34
131	5.55100	5.62300	7.56
132	5.55300	5.62500	7.56
133	5.55500	5.62900	7.68
134	5.55800	5.63200	7.99
135	5.56100	5.63700	7.93
136	5.56400	5.64100	8.14
137	5.56800	5.64700	8.20
138	5.57200	5.65300	8.41
139	5.57700	5.65900	8.48
140	5.58200	5.66700	8.64
141	5.58800	5.67600	8.85
142	5.59500	5.68700	8.96
143	5.60200	5.69900	9.19
144	5.61000	5.71200	9.31
145	5.62200	5.72500	9.49
146	5.63700	5.73900	9.79
147	5.65100	5.75200	9.88
148	5.66500	5.76500	10.11
149	5.67800	5.77600	10.32
150	5.69100	5.78700	10.54

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
121	7.55200	7.61500	6.40
122	7.55100	7.61500	7.04
123	7.55000	7.61400	6.61
124	7.54900	7.61400	6.89
125	7.54900	7.61400	6.83
126	7.54800	7.61500	7.11
127	7.54800	7.61600	7.06
128	7.54900	7.61700	7.19
129	7.54900	7.61800	7.46
130	7.55000	7.62000	7.44
131	7.55100	7.62300	7.72
132	7.55300	7.62500	7.72
133	7.55500	7.62900	7.87
134	7.55800	7.63200	8.28
135	7.56100	7.63700	8.18
136	7.56400	7.64100	8.46
137	7.56800	7.64700	8.52
138	7.57200	7.65300	8.80
139	7.57700	7.65900	8.88
140	7.58200	7.66700	9.07
141	7.58800	7.67600	9.35
142	7.59500	7.68700	9.48
143	7.60200	7.69900	9.77
144	7.61000	7.71200	9.92
145	7.62200	7.72500	10.15
146	7.63700	7.73900	10.54
147	7.65100	7.75200	10.65
148	7.66500	7.76500	10.94
149	7.67800	7.77600	11.19
150	7.69100	7.78700	11.48

Period	NetWAC1 (1)(3)	NetWAC1 (2)(3)
121	9.86	9.86
122	10.91	10.91
123	9.85	9.85
124	10.17	10.17
125	9.84	9.84
126	10.16	10.16
127	9.83	9.83
128	9.83	9.83
129	10.15	10.15
130	9.82	9.82
131	10.15	10.15
132	9.82	9.82
133	9.82	9.82
134	10.49	10.49
135	9.81	9.81
136	10.14	10.14
137	9.81	9.81
138	10.13	10.13
139	9.80	9.80
140	9.80	9.80
141	10.13	10.13
142	9.80	9.80
143	10.12	10.12
144	9.79	9.79
145	9.79	9.79
146	10.84	10.84
147	9.79	9.79
148	10.12	10.12
149	9.79	9.79
150	10.11	10.11

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

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z_mert0501_mkt3 - Stack Price/Yield

Settle 1/28/2005
First Payment 2/25/2005

M10												
Default	**8.38 CDR**	**8.3 CDR**	**8.49 CDR**	**6.99 CDR**	**6.91 CDR**	**7.01 CDR**	**7.15 CDR**	**6.4 CDR**	**6.81 CDR**	**6.04 CDR**	**5.57 CDR**	**5.67 CDR**
Total Collat Loss (Collat Maturity)	17.77%	11.30%	8.56%	18.66%	11.58%	8.62%	15.88%	9.04%	7.00%	16.75%	9.59%	7.08%
Libor	Forward	Forward	Forward	Forward	Forward	Forward	Forward + 200	Forward + 200	Forward + 200	Forward + 200	Forward + 200	Forward + 200
Prepay	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Loss Severity	50%	50%	50%	60%	60%	60%	50%	50%	50%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	6	6	6	6	6	6	6	6	6	6	6	6
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

z_mert0501_mkt3 - Stack Price/Yield

Settle	1/28/2005
First Payment	2/25/2005

M10				
Default	**8.79 CDR**	**7.31 CDR**	**6.81 CDR**	**5.69 CDR**
Total Collat Loss (Collat Maturity)	8.80%	9.00%	7.05%	7.20%
Libor	Forward	Forward	Forward + 200	Forward + 200
Prepay	35 CPR	35 CPR	35 CPR	35 CPR
Loss Severity	50%	60%	50%	60%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	6	6	6	6
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

z_mert0501_mkt3 - Stack Price/Yield

Settle 1/28/2005
First Payment 2/25/2005

2A-3												
Default	**22.89 CDR**	**28.85 CDR**	**34.17 CDR**	**17.74 CDR**	**22.64 CDR**	**27.11 CDR**	**19.71 CDR**	**25.4 CDR**	**31.84 CDR**	**15.98 CDR**	**20.73 CDR**	**25.25 CDR**
Total Collat Loss (Collat Maturity)	32.30%	28.31%	26.56%	34.13%	29.15%	27.01%	30.09%	26.18%	25.29%	32.31%	27.49%	25.62%
Libor	Forward	Forward	Forward	Forward	Forward	Forward	Forward + 200	Forward + 200	Forward + 200	Forward + 200	Forward + 200	Forward + 200
Prepay	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Loss Severity	50%	50%	50%	60%	60%	60%	50%	50%	50%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	6	6	6	6	6	6	6	6	6	6	6	6
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

M5												
Default	**12.87 CDR**	**14.7 CDR**	**16.56 CDR**	**10.52 CDR**	**12.03 CDR**	**13.59 CDR**	**10.72 CDR**	**12.09 CDR**	**14.58 CDR**	**9.2 CDR**	**10.48 CDR**	**11.96 CDR**
Total Collat Loss (Collat Maturity)	23.65%	17.88%	15.29%	24.95%	18.38%	15.54%	21.11%	15.39%	13.75%	22.85%	16.47%	13.92%
Libor	Forward	Forward	Forward	Forward	Forward	Forward	Forward + 200	Forward + 200	Forward + 200	Forward + 200	Forward + 200	Forward + 200
Prepay	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Loss Severity	50%	50%	50%	60%	60%	60%	50%	50%	50%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	6	6	6	6	6	6	6	6	6	6	6	6
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

z_mert0501_mkt3 - Stack Price/Yield

Settle	1/28/2005
First Payment	2/25/2005

2A-3				
Default	**37.68 CDR**	**29.26 CDR**	**34.23 CDR**	**26.58 CDR**
Total Collat Loss (Collat Maturity)	26.00%	26.61%	24.52%	24.97%
Libor	Forward	Forward	Forward + 200	Forward + 200
Prepay	35 CPR	35 CPR	35 CPR	35 CPR
Loss Severity	50%	60%	50%	60%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	6	6	6	6
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

M5				
Default	**17.26 CDR**	**14.07 CDR**	**14.68 CDR**	**11.99 CDR**
Total Collat Loss (Collat Maturity)	15.24%	15.61%	13.46%	13.73%
Libor	Forward	Forward	Forward + 200	Forward + 200
Prepay	35 CPR	35 CPR	35 CPR	35 CPR
Loss Severity	50%	60%	50%	60%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	6	6	6	6
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

z_mert0501_mkt3 - Stack Price/Yield

Settle	1/28/2005
First Payment	2/25/2005

LIBOR	**Forward**
Servicer Advances	100%
Liquidation Lag	12
Triggers	Fail
Optional Redemption	Call (N)

2A-3

Prepay	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed
Default	**60.64 CDR**	**64.61 CDR**	**68.14 CDR**	**35.83 CDR**	**39.21 CDR**	**42.37 CDR**	**25.49 CDR**	**28.2 CDR**	**30.78 CDR**
Loss Severity	30%	30%	30%	40%	40%	40%	50%	50%	50%
Total Collat Loss (Collat Maturity)	25.76%	25.25%	24.88%	28.05%	26.91%	26.12%	29.54%	27.93%	26.84%

z_mert0501_mkt3 - Stack Price/Yield

Settle	1/28/2005
First Payment	2/25/2005

LIBOR	**Forward + 100**
Servicer Advances	100%
Liquidation Lag	12
Triggers	Fail
Optional Redemption	Call (N)

2A-3

Prepay	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed
Default	**57.06 CDR**	**61.33 CDR**	**65.15 CDR**	**33.87 CDR**	**37.29 CDR**	**40.52 CDR**	**24.17 CDR**	**26.88 CDR**	**29.48 CDR**
Loss Severity	30%	30%	30%	40%	40%	40%	50%	50%	50%
Total Collat Loss (Collat Maturity)	25.26%	24.75%	24.40%	27.33%	26.21%	25.46%	28.69%	27.12%	26.09%

z_mert0501_mkt3 - Stack Price/Yield

Settle	1/28/2005
First Payment	2/25/2005

LIBOR	**Forward + 200**
Servicer Advances	100%
Liquidation Lag	12
Triggers	Fail
Optional Redemption	Call (N)

2A-3

Prepay	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed
Default	**53.25 CDR**	**57.83 CDR**	**61.95 CDR**	**31.77 CDR**	**35.23 CDR**	**38.54 CDR**	**22.76 CDR**	**25.46 CDR**	**28.09 CDR**
Loss Severity	30%	30%	30%	40%	40%	40%	50%	50%	50%
Total Collat Loss (Collat Maturity)	24.68%	24.18%	23.85%	26.51%	25.42%	24.72%	27.74%	26.22%	25.26%

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

z_mert0501_mkt3 - Stack Price/Yield

Settle	1/28/2005
First Payment	2/25/2005

LIBOR	Forward + 100
Prepay (A)	100 PPC
Prepay (F)	115 PPC
Loss Severity	40%
Servicer Advances	100%
Liquidation Lag	12
Triggers	Fail
Optional Redemption	Call (N)

	11.06 CDR
M8	
WAL	10.85
Mod Durn	7.40
Total Collat Loss (Collat Maturity)	11.46%
Total Collat Liquidation (Collat Maturity)	28.48%

	9.58 CDR
M9	
WAL	11.38
Mod Durn	7.26
Total Collat Loss (Collat Maturity)	10.19%
Total Collat Liquidation (Collat Maturity)	25.33%

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

z_mert0501_mkt3 - Stack Price/Yield

Settle	1/28/2005
First Payment	2/25/2005

Prepay (A)	100 PPC
Prepay (F)	115 PPC
Loss Severity	100%
Servicer Advances	100%
Liquidation Lag	12
Optional Redemption	Call (N)

	8.83 CDR	**8.36 CDR**	**7.86 CDR**	**7.33 CDR**	**6.87 CDR**
	Fwd Libor	*Fwd Libor plus 100*	*Fwd Libor plus 200*	*Fwd Libor plus 300*	*Fwd Libor plus 400*
M2					
WAL	9.40	9.51	9.64	9.76	9.82
Total Collat Loss (Collat Maturity)	23.65%	22.60%	21.47%	20.23%	19.13%

Meritage Mortgage Loan Trust 2005-1


Meritage
Mortgage Corporation

$654,590,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Underwriter

RBS Greenwich Capital

Preliminary Term Sheet ***Date Prepared: January 13, 2005***

Meritage Mortgage Loan Trust 2005-1

$654,590,000 (Approximate)

Publicly Offered Certificates

Class[1,3]	Principal Amount ($)	WAL (Years) Call/Mat[2]	Payment Window (Mths) Call/Mat[2]	Certificate Type	Expected Rating S&P/Moody's
I-A1	$240,000,000	Not Marketed Hereby		Floating Rate Senior	AAA / Aaa
I-A2	$60,000,000	Not Marketed Hereby		Floating Rate Senior Mezz	AAA / Aaa
II-A1	$79,700,000	1.00 / 1.00	1-20 / 1-20	Floating Rate Senior	AAA / Aaa
II-A2	$120,000,000	2.89 / 2.89	20-72 / 20-72	Floating Rate Senior	AAA / Aaa
II-A3	$18,880,000	6.44 / 8.36	72-78 / 72-171	Floating Rate Senior	AAA / Aaa
M-1	$23,785,000	4.64 / 5.08	41-78 / 41-146	Floating Rate Subordinate	AA+ / Aa1
M-2	$21,775,000	4.61 / 5.04	40-78 / 40-140	Floating Rate Subordinate	AA+ / Aa2
M-3	$13,065,000	4.59 / 5.00	39-78 / 39-134	Floating Rate Subordinate	AA / Aa3
M-4	$11,725,000	4.58 / 4.98	39-78 / 39-130	Floating Rate Subordinate	AA / A1
M-5	$11,725,000	4.57 / 4.96	38-78 / 38-126	Floating Rate Subordinate	AA- / A2
M-6	$11,390,000	4.56 / 4.93	38-78 / 38-121	Floating Rate Subordinate	A+ / A3
M-7	$10,720,000	4.56 / 4.90	38-78 / 38-115	Floating Rate Subordinate	A / Baa1
M-8	$9,380,000	4.55 / 4.85	37-78 / 37-109	Floating Rate Subordinate	A- / Baa2
M-9	$8,375,000	4.54 / 4.79	37-78 / 37-102	Floating Rate Subordinate	BBB+ / Baa3
M-10	$6,700,000	4.54 / 4.72	37-78 / 37-95	Floating Rate Subordinate	BBB / NR
M-11	$7,370,000	4.54 / 4.60	37-78 / 37-87	Floating Rate Subordinate	BBB- / NR
B-1[4]	$5,695,000	Not Marketed Hereby		Floating Rate Subordinate	BB+ / NR
B-2[4]	$5,025,000	Not Marketed Hereby		Floating Rate Subordinate	BB / NR
Total	$665,310,000				

(1) *The Class I-A1 and Class I-A2 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein), and the Class II-A1, Class II-A2 and Class II-A3 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Subordinate Certificates as defined herein are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The certificate principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.*

(2) *The WAL and Payment Windows for the Offered Certificates are shown to the Clean-up Call Date (as described herein) and to maturity. See "Pricing Prepayment Speed" herein.*

(3) *The Class I-A1, Class I-A2, Class II-A1, Class II-A2,Class II-A3, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, and Class M-9 Certificates are priced to the Clean-up Call Date and the Class M-10, Class M-11, Class B-1 and Class B-2 Certificates are priced to maturity. The margin on the Class A Certificates will double and the margin on the Subordinate Certificates will be equal to 1.5x the original margin after the Clean-up Call Date.*

(4) *The Class B-1 and Class B-2 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".*

Depositor:	Financial Asset Securities Corp.
Seller:	Greenwich Capital Financial Products, Inc., a Delaware corporation.
Servicer:	Saxon Mortgage Services, Inc.
Underwriter:	Greenwich Capital Markets, Inc. ("***RBS Greenwich Capital***")
Trustee:	Deutsche Bank National Trust Company.
Originator:	Meritage Mortgage Corporation.
Certificates:	The Class I-A1 and Class I-A2 Certificates (the "***Group I Certificates***"), the Class II-A1, Class II-A2 and Class II-A3 Certificates (the "***Group II Certificates***"; and together with the Group I Certificates, the "***Senior Certificates***"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates (together, the "***Class M Certificates***"), the Class B-1 and the Class B-2 Certificates (together, with the Class M Certificates the "***Subordinate Certificates***"). The Senior Certificates along with the Subordinate Certificates are referred to herein as the "***Offered Certificates.***" The Class B-1 and Class B-2 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".
Federal Tax Status:	The Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	The close of business on January 1, 2005.
Expected Pricing Date:	On or about January [19], 2005.
Expected Closing Date:	On or about January 28, 2005.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in February 2005.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	The interest accrual period for each Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).

ERISA Eligibility: The Offered Certificates (other than the Class B-1 and Class B-2 Certificates) are expected to be ERISA eligible.

SMMEA Eligibility: The Offered Certificates will not constitute "mortgage related securities" for purposes of SMMEA.

Representations and Warranties: The Seller and/or the Originator will make certain representations and warranties with respect to the Mortgage Loans as of the Closing Date, including, but not limited to, the following:

(i) All Mortgage Loans were originated in compliance with all applicable laws, including, but not limited to, all applicable anti-predatory lending laws; and
(ii) no Mortgage Loan is a High Cost Loan or a Covered Loan, as applicable (as such terms are defined in Standard & Poor's LEVELS Version 5.6 Glossary Revised, Appendix E).

Optional Termination: The terms of the transaction allow for an optional call of the Mortgage Loans and the retirement of the Offered Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date, and (ii) the Pre-funding Amount on the Closing Date (such date is referred to herein as the "***Clean-up Call Date***").

Pricing Prepayment Speed: The Offered Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

Mortgage Loans:

As of the Cut-off Date, the aggregate principal balance of the mortgage loans described herein was approximately $420,265,675 consisting of primarily first lien, fixed rate and hybrid adjustable rate, conforming and non-conforming mortgage loans (the "***Initial Mortgage Loans***"). The Initial Mortgage Loans and the Subsequent Mortgage Loans are referred to herein as the "***Mortgage Loans***". See attached collateral descriptions for more information.

The Mortgage Loans will be divided into the Group I Mortgage Loans and Group II Mortgage Loans.

As of the Cut-off Date, the "***Group I Initial Mortgage Loans***" consisted primarily of first lien, fixed rate and hybrid adjustable rate, conforming mortgage loans with an aggregate principal balance of approximately $243,123,056. Approximately 11.68% of the Group I Initial Mortgage Loans have fixed rates and approximately 88.32% of the Group I Initial Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two, three or five years following origination, and in each case following the initial fixed rate period adjust every six months thereafter.

As of the Cut-off Date, the "***Group II Initial Mortgage Loans***" consisted primarily of first lien, fixed rate and hybrid adjustable rate, conforming and non-conforming mortgage loans with an aggregate principal balance of approximately $177,142,619. Approximately 12.37% of the Group II Initial Mortgage Loans have fixed rates and approximately 87.63% of the Group II Initial Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two, three or five years following origination, and in each case following the initial fixed rate period adjust every six months thereafter.

On the Closing Date, up to [2.00]% of the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date may be 30 or more days delinquent.

Pre-funding Amount:

On the Closing Date, the trust will deposit approximately $249,734,325 (the ***"Pre-funding Amount"***), which will consist of approximately $144,473,254 deposited into the ***"Group I Pre-funding Account"*** and approximately $105,261,071 deposited into the ***"Group II Pre-funding Account."*** The Group I Pre-funding Account and the Group II Pre-funding Account are referred to herein as the ***"Pre-funding Accounts."*** Funds on deposit in the Pre-funding Accounts will be used from time to time to acquire ***"Subsequent Mortgage Loans"*** during the Pre-funding Period. It is expected that the composition and characteristics of the Subsequent Mortgage Loans will be similar to those of the Initial Mortgage Loans in all material respects.

The ***"Pre-funding Period"*** commences on the Closing Date and ends on the earlier of (i) the date on which the amount on deposit in the Pre-funding Accounts is reduced to zero and (ii) April 28, 2005.

To the extent that the Trust does not fully use the amounts on deposit in the Pre-funding Accounts to purchase Subsequent Mortgage Loans by April 28, 2005, the Trust will apply the remaining amounts as a prepayment of principal to the Offered Certificate on the Distribution Date in May 2005. It is not anticipated that a material amount of principal will be prepaid on the Offered Certificates from amounts in the Pre-funding Accounts.

Pass-Through Rate:

The "***Pass-Through Rate***" for the Offered Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate:

The "***Formula Rate***" for the Offered Certificates will be equal to the lesser of (i) the Base Rate for such Class and (ii) the Maximum Cap.

Base Rate:

The "***Base Rate***" for the Offered Certificates is One Month LIBOR plus the related margin.

Net WAC Rate:

The "***Net WAC Rate***" will be equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual /360 basis.

Maximum Cap:

The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Adjusted Net Mortgage Rate:

The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Adjusted Net Maximum Mortgage Rate:

The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Net WAC Rate Carryover Amount:

If, on any Distribution Date, the related Pass-Through Rate for any Class of Offered Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the related Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement:

On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Offered Certificates to the extent necessary on the Distribution Dates occurring from March 2005 to August 2007. On each such Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 10.00% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Offered Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360.

Credit Enhancement:

Consists of the following:

1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination

Excess Cashflow:

The "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans and (ii) any outstanding Pre-funding Amounts, over the aggregate certificate principal balance of the Offered Certificates and the Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 0.70% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the Pre-funding Amounts on the Closing Date. To the extent the Overcollateralization Amount is reduced below the Required Overcollateralization Target, Excess Cashflow will be directed to build the Overcollateralization Amount until the Required Overcollateralization Target is reached.

Required Overcollateralization Target:

On any Distribution Date, the "***Required Overcollateralization Target***" is equal to:

(i) prior to the Stepdown Date, 0.70% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date, and (ii) the Pre-funding Amounts on the Closing Date, and

(ii) on or after the Stepdown Date, if no Trigger Event has occurred and is continuing, the greater of:

(a) 1.40% of the current principal balance of the Mortgage Loans;

(b) 0.50% of the (i) the initial principal balance of the Initial Mortgage Loans and (ii) the Pre-funding Amounts on the Closing Date (the "***OC Floor***"), and

(iii) during the occurrence and continuation of a Trigger Event, the Required Overcollateralization Target as of the previous Distribution Date.

Stepdown Date:

The earlier to occur of

(i) the Distribution Date on which the aggregate certificate principal balance of the Senior Certificates has been reduced to zero and

(ii) the later to occur of

(x) the Distribution Date occurring in February 2008 and

(y) the first Distribution Date on which the Credit Enhancement Percentage with respect to the Senior Certificates is at least 45.20%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date and any Certificate is equal to (i) the sum of (a) the aggregate certificate principal balance of the Certificates subordinate to such Certificate and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

	Initial Credit Enhancement Percentage	Credit Enhancement Percentage on or After Stepdown Date
Senior	22.60%	45.20%
M-1	19.05%	38.10%
M-2	15.80%	31.60%
M-3	13.85%	27.70%
M-4	12.10%	24.20%
M-5	10.35%	20.70%
M-6	8.65%	17.30%
M-7	7.05%	14.10%
M-8	5.65%	11.30%
M-9	4.40%	8.80%
M-10	3.40%	6.80%
M-11	2.30%	4.60%
B-1	1.45%	2.90%
B-2	0.70%	1.40%

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds 35.00% of the current Credit Enhancement Percentage with respect to the Senior Certificates or (ii) cumulative realized losses as a percentage of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the Pre-funding Amounts as of the Closing Date for the related Distribution Date are greater than:

Distribution Date	Percentage
February 2008 – January 2009	4.25% for the first month plus 1/12th of 2.50% for each month thereafter
February 2008 – January 2010	6.75% for the first month plus 1/12th of 1.50% for each month thereafter
February 2009 – January 2011	8.25% for the first month plus 1/12th of 0.50% for each month thereafter
February 2011 and thereafter	8.75%

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss.***" Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B-2 Certificates, second to the Class B-1 Certificates, third to the Class M-11 Certificates, fourth to the Class M-10 Certificates, fifth to the Class M-9 Certificates, sixth to the Class M-8 Certificates, seventh to the Class M-7 Certificates, eighth to the Class M-6 Certificates, ninth to the Class M-5 Certificates, tenth to the Class M-4 Certificates, eleventh to the Class M-3 Certificates, twelfth to the Class M-2 Certificates, thirteenth to the Class M-1 Certificates and fourteenth, any losses allocable to the Group I Certificates will be allocated to the Class I-A2 Certificates.

Realized Losses will not be allocated to any of the Class A Certificates (except for the Class I-A2 Certificates to the limited extent described above).

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds as follows: first to pay servicing fees and trustee fees, second monthly interest plus any previously unpaid interest to the Senior Certificates, generally from the related loan group, third monthly interest to the Class M-1 Certificates, fourth monthly interest to the Class M-2 Certificates, fifth monthly interest to the Class M-3 Certificates, sixth monthly interest to the Class M-4 Certificates, seventh monthly interest to the Class M-5 Certificates, eighth monthly interest to the Class M-6 Certificates, ninth monthly interest to the Class M-7 Certificates, tenth monthly interest to the Class M-8 Certificates, eleventh monthly interest to the Class M-9 Certificates, twelfth monthly interest to the Class M-10 Certificates, thirteenth monthly interest to the Class M-11 Certificates, fourteenth monthly interest to the Class B-1 Certificates and fifteenth monthly interest to the Class B-2 Certificates. In certain limited circumstances described in the prospectus supplement, interest funds will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.
2) Principal funds, as follows: in each case as described under "Principal Paydown", first monthly principal to the Senior Certificates, generally from the related loan group, second monthly principal to the Class M-1 Certificates, third monthly principal to the Class M-2 Certificates, fourth monthly principal to the Class M-3 Certificates, fifth monthly principal to the Class M-4 Certificates, sixth monthly principal to the Class M-5 Certificates, seventh monthly principal to the Class M-6 Certificates, eighth monthly principal to the Class M-7 Certificates, ninth monthly principal to the Class M-8 Certificates, tenth monthly principal to the Class M-9 Certificates, eleventh monthly principal to the Class M-10 Certificates, twelfth monthly principal to the Class M-11 Certificates, thirteenth monthly principal to the Class B-1 Certificates and fourteenth monthly principal to the Class B-2 Certificates.

3) Excess Cashflow as follows: first, as principal to the Offered Certificates to build the Overcollateralization Amount in the order of priority described below, then, any previously unpaid interest to the Class I-A2 Certificates, then any unpaid applied Realized Loss amount to the Class I-A2 Certificates, then, any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class M-10 Certificates, then any unpaid applied Realized Loss amount to the Class M-10 Certificates, then any previously unpaid interest to the Class M-11 Certificates, then any unpaid applied Realized Loss amount to the Class M-11 Certificates, then any previously unpaid interest to the Class B-1 Certificates, then any unpaid applied Realized Loss amount to the Class B-1 Certificates and then any previously unpaid interest to the Class B-2 Certificates, and then any unpaid applied Realized Loss amount to the Class B-2 Certificates.
4) Any proceeds from the Yield Maintenance Agreement will be distributed to pay any related Net WAC Rate Carryover Amount with respect to the Offered Certificates *pro rata* based on aggregate certificate principal balance.
5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Senior Certificates, *pro rata,* then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates, then to the Class M-10 Certificates, then to the Class M-11 Certificates, then to the Class B-1 Certificates and lastly to the Class B-2 Certificates.
6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown:

Principal allocated to the Group I Certificates will be distributed as follows:

x) If for any Distribution Date prior to February 2008 the cumulative realized losses as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date are less than or equal to 4.25%, or if a Trigger Event is not in effect:

To the Class I-A1 and Class I-A2 Certificates, *pro-rata*, based off current certificate principal balances until their certificate principal balances are paid to zero

y) If for any Distribution Date prior to February 2008 the cumulative realized losses as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date are greater than 4.25%, or if a Trigger Event is in effect:

1) First, to the Class I-A1 Certificates until its certificate principal balance is reduced to zero, and
2) Second, to the Class I-A2 Certificates until its certificate principal balance is reduced to zero.

Principal allocated to the Group II Certificates will be distributed sequentially to the Class II-A1, Class II-A2 and Class II-A3 Certificates, in that order, until the aggregate certificate principal balance thereof has been reduced to zero. In certain limited circumstances described in the prospectus supplement, principal will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates, generally based on the principal collected in the related loan group, provided, however if the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority, in each case until the respective certificates have been retired: first to the Class M-1 Certificates, second to the Class M-2 Certificates, third to the Class M-3 Certificates, fourth to the Class M-4 Certificates, fifth to the Class M-5 Certificates, sixth to the Class M-6 Certificates, seventh to the Class M-7 Certificates, eighth to the Class M-8 Certificates, ninth to the Class M-9 Certificates, tenth to the Class M-10 Certificates, eleventh to the Class M-11 Certificates, twelfth to the Class B-1 Certificates, and thirteenth to the Class B-2 Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: first to the Senior Certificates, generally based on the principal collected in the related loan group, such that the Senior Certificates will have at least 45.20% credit enhancement, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 38.10% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 31.60% credit enhancement, fourth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 27.70% credit enhancement, fifth to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 24.20% credit enhancement, sixth to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 20.70% credit enhancement, seventh to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 17.30% credit enhancement, eighth to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 14.10% credit enhancement, ninth to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 11.30% credit enhancement, tenth to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 8.80% credit enhancement, eleventh to the Class M-10 Certificates such that the Class M-10 Certificates will have at least 6.80% credit enhancement, twelfth to the Class M-11 Certificates such that the Class M-11 Certificates will have at least 4.60% credit enhancement, thirteenth to the Class B-1 Certificates such that the Class B-1 Certificates will have at least 2.90% credit enhancement, and fourteenth to the Class B-2 Certificates such that the Class B-2 Certificates will have at least 1.40% credit enhancement (subject, in each case, to any overcollateralization floors).

Yield Maintenance Agreement Schedule

Period	Notional Amount	Cap Strike	Cap Ceiling
1	N/A	N/A	N/A
2	662,566,627	7.787620	10.000000
3	658,361,587	7.033470	10.000000
4	653,360,244	7.267290	10.000000
5	647,568,703	7.032140	10.000000
6	640,995,961	7.265700	10.000000
7	633,653,919	7.030380	10.000000
8	625,557,386	7.029320	10.000000
9	616,724,062	7.262420	10.000000
10	607,174,601	7.026850	10.000000
11	596,934,560	7.259610	10.000000
12	586,095,258	7.024180	10.000000
13	574,692,210	7.023150	10.000000
14	562,752,635	7.774760	10.000000
15	550,351,697	7.022030	10.000000
16	537,518,776	7.256230	10.000000
17	524,284,830	7.022770	10.000000
18	510,682,446	7.258000	10.000000
19	496,745,702	7.025480	10.000000
20	482,509,993	7.033850	10.000000
21	468,014,338	7.271030	10.000000
22	453,295,708	7.342750	10.000000
23	438,491,591	8.572420	10.000000
24	423,895,166	8.296460	10.000000
25	409,544,110	8.298010	10.000000
26	N/A	N/A	N/A
27	381,811,653	9.132820	10.000000
28	368,652,218	9.607830	10.000000
29	355,952,538	9.857150	10.000000
30	N/A	N/A	N/A
31	331,892,179	9.857130	10.000000
32 and thereafter	0	0.000000	0.000000

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule (%) (1)	Period	Effective Net WAC Cap Schedule (%) (1)	Period	Effective Net WAC Cap Schedule (%) (1)
1	4.89	31	10.00	61	12.67
2	10.00	32	10.34	62	14.04
3	10.00	33	10.68	63	12.67
4	10.00	34	10.51	44	13.09
5	10.00	35	11.45	65	12.66
6	10.00	36	11.08	66	13.08
7	10.00	37	11.08	67	12.65
8	10.00	38	12.38	68	12.65
9	10.00	39	11.58	69	13.06
10	10.00	40	12.09	70	12.64
11	10.00	41	12.16	71	13.05
12	10.00	42	12.56	72	12.62
13	10.00	43	12.15	73	12.61
14	10.00	44	12.54	74	13.96
15	10.00	45	12.95	75	12.60
16	10.00	46	12.55	76	13.02
17	10.00	47	13.06	77	12.59
18	10.00	48	12.64	78	13.00
19	10.00	49	12.63		
20	10.00	50	14.07		
21	10.00	51	12.70		
22	10.00	52	13.12		
23	10.00	53	12.70		
24	10.00	54	13.12		
25	10.00	55	12.69		
26	10.11	56	12.69		
27	10.00	57	13.11		
28	10.00	58	12.69		
29	10.00	59	13.11		
30	10.19	60	12.68		

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreement.

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR (%)	Assumed 6 Mo LIBOR (%)	Excess Spread (%)	Call Eligible	Bond Balance Outstanding
1	2.44200	2.86100	1.88	No	Yes
2	2.61300	3.00300	4.41	No	Yes
3	2.81800	3.13100	3.89	No	Yes
4	2.94800	3.23700	3.87	No	Yes
5	3.07000	3.33300	3.63	No	Yes
6	3.17500	3.42100	3.64	No	Yes
7	3.28000	3.50400	3.40	No	Yes
8	3.37100	3.57900	3.31	No	Yes
9	3.44700	3.64800	3.35	No	Yes
10	3.51700	3.71000	3.15	No	Yes
11	3.59100	3.76600	3.20	No	Yes
12	3.66500	3.81300	2.98	No	Yes
13	3.72400	3.85300	2.92	No	Yes
14	3.77600	3.88900	3.28	No	Yes
15	3.81600	3.91600	2.81	No	Yes
16	3.84400	3.93500	2.92	No	Yes
17	3.87100	3.95000	2.74	No	Yes
18	3.90400	3.96200	2.85	No	Yes
19	3.93100	3.96900	2.66	No	Yes
20	3.93700	3.97500	2.66	No	Yes
21	3.93100	3.98600	2.81	No	Yes
22	3.93300	4.00400	2.91	No	Yes
23	3.93700	4.02700	3.91	No	Yes
24	3.94500	4.05400	3.74	No	Yes
25	3.96900	4.08600	3.71	No	Yes
26	4.00300	4.11800	4.89	No	Yes
27	4.03600	4.14900	4.39	No	Yes
28	4.06800	4.17800	4.54	No	Yes
29	4.09900	4.20700	4.58	No	Yes
30	4.12900	4.23300	4.70	No	Yes

(Continued on next page)

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis).

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR (%)	Assumed 6 Mo LIBOR (%)	Excess Spread (%)	Call Eligible	Bond Balance Outstanding
31	4.15800	4.25900	4.50	No	Yes
32	4.18500	4.28200	4.65	No	Yes
33	4.21100	4.30400	4.77	No	Yes
34	4.23500	4.32400	4.60	No	Yes
35	4.25700	4.34400	4.80	No	Yes
36	4.27800	4.36300	4.60	No	Yes
37	4.29600	4.38200	4.57	No	Yes
38	4.31400	4.40100	5.00	No	Yes
39	4.33200	4.42000	4.66	No	Yes
40	4.35000	4.44100	4.84	No	Yes
41	4.36900	4.46300	4.71	No	Yes
42	4.38800	4.48500	4.87	No	Yes
43	4.40900	4.50900	4.69	No	Yes
44	4.43000	4.53400	4.72	No	Yes
45	4.45300	4.56000	4.87	No	Yes
46	4.47700	4.58600	4.70	No	Yes
47	4.50300	4.61100	4.90	No	Yes
48	4.53000	4.63600	4.71	No	Yes
49	4.55600	4.65900	4.69	No	Yes
50	4.58100	4.68100	5.24	No	Yes
51	4.60500	4.70200	4.70	No	Yes
52	4.62700	4.72100	4.87	No	Yes
53	4.64800	4.73900	4.73	No	Yes
54	4.66800	4.75500	4.89	No	Yes
55	4.68600	4.77000	4.70	No	Yes
56	4.70300	4.78400	4.72	No	Yes
57	4.71800	4.80000	4.89	No	Yes
58	4.73200	4.81800	4.73	No	Yes
59	4.74300	4.83700	4.94	No	Yes
60	4.75300	4.85900	4.76	No	Yes

(Continued on next page)

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis).

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR (%)	Assumed 6 Mo LIBOR (%)	Excess Spread (%)	Call Eligible	Bond Balance Outstanding
61	4.77100	4.88300	4.75	No	Yes
62	4.79700	4.90700	5.31	No	Yes
63	4.82200	4.93100	4.76	No	Yes
64	4.84600	4.95400	4.94	No	Yes
65	4.87000	4.97600	4.80	No	Yes
66	4.89300	4.99700	4.97	No	Yes
67	4.91500	5.01800	4.77	No	Yes
68	4.93600	5.03700	4.81	No	Yes
69	4.95700	5.05600	4.97	No	Yes
70	4.97600	5.07300	4.80	No	Yes
71	4.99500	5.08900	5.01	No	Yes
72	5.01300	5.10400	4.82	No	Yes
73	5.02900	5.11800	4.82	No	Yes
74	5.04400	5.13100	5.39	No	Yes
75	5.05900	5.14200	4.84	No	Yes
76	5.07200	5.15200	5.03	No	Yes
77	5.08300	5.16100	4.88	No	Yes
78	5.09400	5.16800	5.06	No	Yes
79	5.10300	5.17300	0.00	Yes	No

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis).

Breakeven Losses

Class	M1	M2	M3	M4	M-5	M-6
Rating (S/M)	AA+ / Aa1	AA+ / Aa2	AA / Aa3	AA / A1	AA- / A2	A+ / A3
Loss Severity	30%	30%	30%	30%	30%	30%
Default	49.24 CDR	38.7 CDR	33.43 CDR	29.21 CDR	25.41 CDR	22.04 CDR
Collateral Loss	22.55%	20.04%	18.51%	17.12%	15.71%	14.32%
Loss Severity	40%	40%	40%	40%	40%	40%
Default	31.71 CDR	25.99 CDR	22.92 CDR	20.36 CDR	17.99 CDR	15.81 CDR
Collateral Loss	23.95%	21.24%	19.59%	18.10%	16.59%	15.10%
Loss Severity	50%	50%	50%	50%	50%	50%
Default	23.41 CDR	19.57 CDR	17.44 CDR	15.63 CDR	13.92 CDR	12.33 CDR
Collateral Loss	24.83%	22.00%	20.29%	18.72%	17.16%	15.61%

Class	M-7	M-8	M-9	M-10	M-11
Rating (S/M)	A / Baa1	A- / Baa2	BBB+ / Baa3	BBB / NR	BBB- / NR
Loss Severity	30%	30%	30%	30%	30%
Default	19.05 CDR	16.6 CDR	14.42 CDR	12.76 CDR	11.03 CDR
Collateral Loss	12.96%	11.74%	10.57%	9.62%	8.58%
Loss Severity	40%	40%	40%	40%	40%
Default	13.83 CDR	12.16 CDR	10.64 CDR	9.46 CDR	8.24 CDR
Collateral Loss	13.65%	12.35%	11.10%	10.09%	8.98%
Loss Severity	50%	50%	50%	50%	50%
Default	10.85 CDR	9.59 CDR	8.43 CDR	7.53 CDR	6.57 CDR
Collateral Loss	14.10%	12.75%	11.45%	10.40%	9.25%

Assumptions:

1) Run at the Pricing Speed to Maturity
2) Forward LIBOR
3) Delinquency trigger is failing
4) 12 month liquidation lag
5) "Break" is the CDR that creates the first dollar of principal loss on the related bond
6) Defaults are in addition to prepayments

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class II-A1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.24	1.10	1.00	0.90	0.82
MDUR (yr)	1.20	1.07	0.97	0.88	0.80
First Prin Pay	2/25/05	2/25/05	2/25/05	2/25/05	2/25/05
Last Prin Pay	2/25/07	11/25/06	9/25/06	7/25/06	5/25/06

Class II-A1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.24	1.10	1.00	0.90	0.82
MDUR (yr)	1.20	1.07	0.97	0.88	0.80
First Prin Pay	2/25/05	2/25/05	2/25/05	2/25/05	2/25/05
Last Prin Pay	2/25/07	11/25/06	9/25/06	7/25/06	5/25/06

Class II-A2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.95	3.36	2.89	2.39	2.02
MDUR (yr)	3.67	3.15	2.73	2.28	1.94
First Prin Pay	2/25/07	11/25/06	9/25/06	7/25/06	5/25/06
Last Prin Pay	7/25/13	1/25/12	1/25/11	2/25/10	11/25/07

Class II-A2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.95	3.36	2.89	2.39	2.02
MDUR (yr)	3.67	3.15	2.73	2.28	1.94
First Prin Pay	2/25/07	11/25/06	9/25/06	7/25/06	5/25/06
Last Prin Pay	7/25/13	1/25/12	1/25/11	2/25/10	11/25/07

Weighted Average Life Tables

Class II-A3 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	9.09	7.53	6.44	5.38	3.87
MDUR (yr)	7.91	6.69	5.81	4.92	3.61
First Prin Pay	7/25/13	1/25/12	1/25/11	2/25/10	11/25/07
Last Prin Pay	3/25/14	8/25/12	7/25/11	6/25/10	9/25/09

Class II-A3 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	11.64	9.79	8.36	7.06	5.13
MDUR (yr)	9.72	8.38	7.30	6.28	4.65
First Prin Pay	7/25/13	1/25/12	1/25/11	2/25/10	11/25/07
Last Prin Pay	3/25/23	2/25/20	4/25/19	5/25/17	6/25/15

Class M-1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.24	5.23	4.64	4.37	4.61
MDUR (yr)	5.57	4.74	4.26	4.03	4.25
First Prin Pay	5/25/08	3/25/08	6/25/08	10/25/08	5/25/09
Last Prin Pay	3/25/14	8/25/12	7/25/11	6/25/10	9/25/09

Class M-1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.83	5.76	5.08	4.75	5.05
MDUR (yr)	5.99	5.14	4.60	4.34	4.62
First Prin Pay	5/25/08	3/25/08	6/25/08	10/25/08	5/25/09
Last Prin Pay	11/25/20	4/25/19	3/25/17	5/25/15	10/25/13

Weighted Average Life Tables

Class M-2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.24	5.22	4.61	4.22	4.24
MDUR (yr)	5.56	4.73	4.23	3.90	3.93
First Prin Pay	5/25/08	2/25/08	5/25/08	8/25/08	12/25/08
Last Prin Pay	3/25/14	8/25/12	7/25/11	6/25/10	9/25/09

Class M-2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.82	5.74	5.04	4.59	4.54
MDUR (yr)	5.97	5.12	4.56	4.20	4.17
First Prin Pay	5/25/08	2/25/08	5/25/08	8/25/08	12/25/08
Last Prin Pay	4/25/20	9/25/18	9/25/16	12/25/14	5/25/13

Class M-3 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.24	5.22	4.59	4.15	4.03
MDUR (yr)	5.55	4.72	4.20	3.83	3.74
First Prin Pay	5/25/08	2/25/08	4/25/08	7/25/08	10/25/08
Last Prin Pay	3/25/14	8/25/12	7/25/11	6/25/10	9/25/09

Class M-3 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.81	5.72	5.00	4.51	4.32
MDUR (yr)	5.96	5.10	4.52	4.12	3.97
First Prin Pay	5/25/08	2/25/08	4/25/08	7/25/08	10/25/08
Last Prin Pay	2/25/20	3/25/18	3/25/16	7/25/14	1/25/13

Weighted Average Life Tables

Class M-4 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.24	5.22	4.58	4.10	3.92
MDUR (yr)	5.50	4.69	4.17	3.77	3.62
First Prin Pay	5/25/08	2/25/08	4/25/08	6/25/08	8/25/08
Last Prin Pay	3/25/14	8/25/12	7/25/11	6/25/10	9/25/09

Class M-4 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.81	5.71	4.98	4.46	4.20
MDUR (yr)	5.90	5.05	4.48	4.05	3.85
First Prin Pay	5/25/08	2/25/08	4/25/08	6/25/08	8/25/08
Last Prin Pay	11/25/19	10/25/17	11/25/15	3/25/14	10/25/12

Class M-5 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.24	5.22	4.57	4.07	3.84
MDUR (yr)	5.49	4.68	4.15	3.74	3.55
First Prin Pay	5/25/08	2/25/08	3/25/08	5/25/08	7/25/08
Last Prin Pay	3/25/14	8/25/12	7/25/11	6/25/10	9/25/09

Class M-5 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.80	5.69	4.96	4.41	4.11
MDUR (yr)	5.88	5.02	4.45	4.01	3.77
First Prin Pay	5/25/08	2/25/08	3/25/08	5/25/08	7/25/08
Last Prin Pay	11/25/19	5/25/17	7/25/15	11/25/13	6/25/12

Weighted Average Life Tables

Class M-6 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.24	5.22	4.56	4.05	3.78
MDUR (yr)	5.48	4.67	4.14	3.71	3.49
First Prin Pay	5/25/08	2/25/08	3/25/08	4/25/08	6/25/08
Last Prin Pay	3/25/14	8/25/12	7/25/11	6/25/10	9/25/09

Class M-6 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.77	5.66	4.93	4.37	4.03
MDUR (yr)	5.85	5.00	4.42	3.97	3.70
First Prin Pay	5/25/08	2/25/08	3/25/08	4/25/08	6/25/08
Last Prin Pay	4/25/19	11/25/16	2/25/15	7/25/13	3/25/12

Class M-7 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.24	5.22	4.56	4.03	3.73
MDUR (yr)	5.38	4.60	4.08	3.65	3.40
First Prin Pay	5/25/08	2/25/08	3/25/08	4/25/08	5/25/08
Last Prin Pay	3/25/14	8/25/12	7/25/11	6/25/10	9/25/09

Class M-7 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.73	5.63	4.90	4.32	3.96
MDUR (yr)	5.70	4.89	4.33	3.88	3.59
First Prin Pay	5/25/08	2/25/08	3/25/08	4/25/08	5/25/08
Last Prin Pay	9/25/18	5/25/16	8/25/14	2/25/13	11/25/11

Weighted Average Life Tables

Class M-8 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.24	5.22	4.55	4.00	3.69
MDUR (yr)	5.36	4.58	4.06	3.62	3.36
First Prin Pay	5/25/08	2/25/08	2/25/08	3/25/08	4/25/08
Last Prin Pay	3/25/14	8/25/12	7/25/11	6/25/10	9/25/09

Class M-8 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.68	5.58	4.85	4.26	3.89
MDUR (yr)	5.65	4.84	4.28	3.82	3.52
First Prin Pay	5/25/08	2/25/08	2/25/08	3/25/08	4/25/08
Last Prin Pay	12/25/17	9/25/15	2/25/14	9/25/12	6/25/11

Class M-9 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.24	5.22	4.54	4.00	3.66
MDUR (yr)	5.18	4.45	3.95	3.53	3.27
First Prin Pay	5/25/08	2/25/08	2/25/08	3/25/08	3/25/08
Last Prin Pay	3/25/14	8/25/12	7/25/11	6/25/10	9/25/09

Class M-9 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.60	5.52	4.79	4.21	3.83
MDUR (yr)	5.41	4.65	4.12	3.69	3.40
First Prin Pay	5/25/08	2/25/08	2/25/08	3/25/08	3/25/08
Last Prin Pay	2/25/17	1/25/15	7/25/13	3/25/12	2/25/11

Weighted Average Life Tables

Class M-10 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.24	5.22	4.54	3.99	3.64
MDUR (yr)	5.07	4.37	3.89	3.47	3.21
First Prin Pay	5/25/08	2/25/08	2/25/08	2/25/08	3/25/08
Last Prin Pay	3/25/14	8/25/12	7/25/11	6/25/10	9/25/09

Class M-10 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.50	5.44	4.72	4.14	3.75
MDUR (yr)	5.22	4.51	4.00	3.58	3.29
First Prin Pay	5/25/08	2/25/08	2/25/08	2/25/08	3/25/08
Last Prin Pay	4/25/16	4/25/14	12/25/12	9/25/11	8/25/10

Class M-11 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.23	5.22	4.54	3.97	3.62
MDUR (yr)	5.07	4.37	3.88	3.46	3.19
First Prin Pay	5/25/08	2/25/08	2/25/08	2/25/08	2/25/08
Last Prin Pay	3/25/14	8/25/12	7/25/11	6/25/10	9/25/09

Class M-11 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.32	5.29	4.60	4.02	3.65
MDUR (yr)	5.12	4.42	3.92	3.50	3.22
First Prin Pay	5/25/08	2/25/08	2/25/08	2/25/08	2/25/08
Last Prin Pay	4/25/15	7/25/13	4/25/12	2/25/11	3/25/10

Initial Mortgage Loans
As of the Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$420,265,675	$9,977	$748,799
Average Scheduled Principal Balance	$124,265		
Number of Mortgage Loans	3,382		
Weighted Average Gross Coupon	7.809%	5.125%	16.240%
Weighted Average FICO Score	650	525	812
Weighted Average Combined Original LTV	87.81%	15.22%	100.00%
Weighted Average Original Term	341 months	180 months	360 months
Weighted Average Stated Remaining Term	339 months	166 months	359 months
Weighted Average Seasoning	2 months	1 months	17 months
Weighted Average Gross Margin	6.035%	3.500%	10.865%
Weighted Average Minimum Interest Rate	7.425%	5.125%	12.375%
Weighted Average Maximum Interest Rate	14.426%	12.125%	19.375%
Weighted Average Initial Rate Cap	2.571%	2.000%	3.000%
Weighted Average Subsequent Rate Cap	1.500%	1.500%	1.500%
Weighted Average Months to Roll	23 months	7 months	59 months
Maturity Date		Nov. 1, 2018	Dec. 1, 2034
Maximum Zip Code Concentration	0.80%	94591	

Current Principal Balance ($)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	928	$28,003,370.12	6.66%	10.981%	240	94.86%	631
50,000.01 - 100,000.00	924	67,812,768.90	16.14	9.091	311	91.07	638
100,000.01 - 150,000.00	597	74,297,884.92	17.68	7.969	345	88.57	644
150,000.01 - 200,000.00	325	56,225,620.53	13.38	7.521	355	88.26	643
200,000.01 - 250,000.00	194	43,807,457.91	10.42	7.254	352	87.22	655
250,000.01 - 300,000.00	146	39,919,112.49	9.50	7.215	358	84.95	649
300,000.01 - 350,000.00	90	29,305,394.82	6.97	6.937	358	86.36	666
350,000.01 - 400,000.00	70	26,341,889.60	6.27	6.822	355	84.33	675
400,000.01 - 450,000.00	44	18,801,648.58	4.47	6.520	358	83.17	669
450,000.01 - 500,000.00	26	12,535,758.57	2.98	6.588	358	86.42	660
500,000.01 - 550,000.00	6	3,212,850.00	0.76	8.044	358	92.49	665
550,000.01 - 600,000.00	11	6,282,313.63	1.49	6.371	358	84.68	663
600,000.01 - 650,000.00	17	10,904,806.15	2.59	6.030	358	79.51	679
650,000.01 - 700,000.00	2	1,346,000.00	0.32	6.060	358	89.96	685
700,000.01 - 750,000.00	2	1,468,798.87	0.35	6.199	358	68.50	683
Total	**3,382**	**$420,265,675.09**	**100.00%**	**7.809%**	**339**	**87.81%**	**650**

Current Gross Rate (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	56	$17,375,123.10	4.13%	5.243%	358	80.36%	684
5.500 - 5.999	211	55,289,476.97	13.16	5.760	358	80.71	675
6.000 - 6.499	203	42,736,973.58	10.17	6.262	358	85.19	669
6.500 - 6.999	314	58,622,190.16	13.95	6.743	358	88.26	662
7.000 - 7.499	285	43,506,394.59	10.35	7.261	358	87.61	653
7.500 - 7.999	431	59,644,622.89	14.19	7.736	350	86.99	655
8.000 - 8.499	161	21,912,645.76	5.21	8.222	347	89.17	657
8.500 - 8.999	163	19,524,952.29	4.65	8.777	329	90.43	647
9.000 - 9.499	141	12,717,800.77	3.03	9.265	328	87.13	611
9.500 - 9.999	273	26,294,398.48	6.26	9.763	324	90.18	607
10.000 -10.499	203	16,193,951.18	3.85	10.265	317	94.74	602
10.500 -10.999	218	16,644,522.57	3.96	10.763	304	95.13	610
11.000 -11.499	237	11,666,965.12	2.78	11.238	258	97.16	609
11.500 -11.999	158	7,630,763.41	1.82	11.722	231	97.87	631
12.000 -12.499	73	2,722,785.13	0.65	12.259	214	97.98	639
12.500 -12.999	65	2,536,064.25	0.60	12.754	186	99.92	654
13.000 -13.499	27	933,019.03	0.22	13.210	185	89.46	639
13.500 -13.999	29	1,081,508.94	0.26	13.775	195	99.86	630
14.000 -14.499	73	1,667,530.65	0.40	14.245	187	99.90	617
14.500 -14.999	54	1,280,850.39	0.30	14.649	194	99.67	620
15.500 -15.999	6	255,338.83	0.06	15.741	184	100.00	616
16.000 -16.499	1	27,797.00	0.01	16.240	178	100.00	627
Total	**3,382**	**$420,265,675.09**	**100.00%**	**7.809%**	**339**	**87.81%**	**650**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
525-549	88	$9,208,435.17	2.19%	9.623%	356	75.41%	538
550-574	107	10,835,773.57	2.58	9.718	355	83.35	561
575-599	356	46,502,861.52	11.07	9.320	356	92.08	586
600-624	710	59,340,527.64	14.12	8.512	331	86.01	611
625-649	669	74,814,833.10	17.80	7.764	333	86.76	635
650-674	661	92,262,546.13	21.95	7.266	339	89.02	661
675-699	377	58,994,075.42	14.04	7.172	340	89.45	687
700+	413	68,258,664.05	16.24	6.951	335	86.96	729
None	1	47,958.49	0.01	10.125	357	80.00	0
Total	**3,382**	**$420,265,675.09**	**100.00%**	**7.809%**	**339**	**87.81%**	**650**

Combined Original LTV (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	21	$2,138,487.73	0.51%	7.206%	348	38.67%	609
50.00- 54.99	3	441,601.36	0.11	6.228	346	54.36	566
55.00- 59.99	8	1,554,202.19	0.37	6.740	358	56.58	599
60.00- 64.99	10	1,557,237.85	0.37	7.451	358	61.99	578
65.00- 69.99	15	3,590,338.41	0.85	6.570	358	67.03	635
70.00- 74.99	46	10,626,854.00	2.53	6.663	358	72.35	635
75.00- 79.99	134	22,629,775.23	5.38	7.294	357	78.00	646
80.00	993	164,360,097.18	39.11	7.035	358	80.00	660
80.01- 84.99	28	3,304,019.66	0.79	7.398	355	83.54	633
85.00- 89.99	115	15,774,186.53	3.75	7.750	358	86.53	622
90.00- 94.99	187	26,375,543.91	6.28	8.189	346	90.76	622
95.00- 99.99	201	30,555,503.87	7.27	7.670	337	95.53	638
100.00	1,621	137,357,827.17	32.68	8.946	308	100.00	656
Total	**3,382**	**$420,265,675.09**	**100.00%**	**7.809%**	**339**	**87.81%**	**650**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
180	913	$41,950,730.58	9.98%	10.839%	178	99.20%	662
240	106	2,832,834.13	0.67	12.514	238	99.53	636
360	2,363	375,482,110.38	89.34	7.435	358	86.45	649
Total	**3,382**	**$420,265,675.09**	**100.00%**	**7.809%**	**339**	**87.81%**	**650**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	913	$41,950,730.58	9.98%	10.839%	178	99.20%	662
181-240	106	2,832,834.13	0.67	12.514	238	99.53	636
301-360	2,363	375,482,110.38	89.34	7.435	358	86.45	649
Total	**3,382**	**$420,265,675.09**	**100.00%**	**7.809%**	**339**	**87.81%**	**650**

Debt Ratio (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	70	$7,213,555.58	1.72%	7.732%	340	85.49%	636
20.01 -25.00	103	9,194,187.35	2.19	7.782	343	85.66	655
25.01 -30.00	233	21,873,269.05	5.20	8.164	342	87.19	638
30.01 -35.00	325	34,164,540.90	8.13	7.964	342	87.70	644
35.01 -40.00	505	56,126,788.39	13.36	8.061	338	88.65	648
40.01 -45.00	754	97,422,700.01	23.18	7.989	337	87.61	655
45.01 -50.00	829	107,557,433.23	25.59	7.973	339	88.09	647
50.01 -55.00	557	86,094,612.83	20.49	7.100	339	87.82	657
55.01 -60.00	6	618,587.75	0.15	6.790	347	81.39	638
Total	**3,382**	**$420,265,675.09**	**100.00%**	**7.809%**	**339**	**87.81%**	**650**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	2,316	$369,961,629.75	88.03%	7.425%	358	86.50%	649
Fixed Rate	1,066	50,304,045.34	11.97	10.630	201	97.45	658
Total	**3,382**	**$420,265,675.09**	**100.00%**	**7.809%**	**339**	**87.81%**	**650**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 Mo LIBOR ARM	2,229	$353,565,531.21	84.13%	7.459%	358	86.55%	649
3/27 6 Mo LIBOR ARM	66	11,580,997.36	2.76	6.809	358	87.42	658
5/25 6 Mo LIBOR ARM	21	4,815,101.18	1.15	6.429	357	80.88	678
Fixed Rate	160	8,685,313.81	2.07	9.627	312	88.72	638
Fixed Rate Balloon	906	41,618,731.53	9.90	10.840	178	99.27	662
Total	**3,382**	**$420,265,675.09**	**100.00%**	**7.809%**	**339**	**87.81%**	**650**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	703	$166,939,117.99	39.72%	6.769%	349	85.57%	666
Not Interest Only	2,679	253,326,557.10	60.28	8.494	332	89.29	640
Total	**3,382**	**$420,265,675.09**	**100.00%**	**7.809%**	**339**	**87.81%**	**650**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
N/A	614	$48,178,382.59	11.46%	9.408%	316	90.72%	633
12 months	44	7,404,640.99	1.76	8.528	331	88.64	666
21 months	281	90,162,144.48	21.45	6.288	358	81.59	671
24 months	2,274	250,802,669.73	59.68	8.087	336	89.63	645
33 months	7	2,748,864.92	0.65	5.931	358	86.41	682
36 months	162	20,968,972.38	4.99	7.335	345	86.05	655
Total	**3,382**	**$420,265,675.09**	**100.00%**	**7.809%**	**339**	**87.81%**	**650**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	2,369	$376,125,561.34	89.50%	7.439%	357	86.44%	649
Second Lien	1,013	44,140,113.75	10.50	10.956	182	99.53	661
Total	**3,382**	**$420,265,675.09**	**100.00%**	**7.809%**	**339**	**87.81%**	**650**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	2,808	$342,508,007.61	81.50%	7.660%	341	88.00%	642
Stated Documentation	574	77,757,667.48	18.50	8.462	331	86.98	689
Total	**3,382**	**$420,265,675.09**	**100.00%**	**7.809%**	**339**	**87.81%**	**650**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	663	$107,441,887.58	25.57%	7.396%	349	85.11%	632
Purchase	2,680	307,767,003.76	73.23	7.961	335	88.75	657
Rate/Term Refinance	39	5,056,783.75	1.20	7.343	351	88.13	635
Total	**3,382**	**$420,265,675.09**	**100.00%**	**7.809%**	**339**	**87.81%**	**650**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	143	$15,864,830.82	3.77%	7.722%	333	88.58%	653
PUD	456	73,285,491.84	17.44	7.648	342	89.31	648
Single Family	2,457	276,576,350.52	65.81	7.804	341	87.93	644
Two-Four Family	326	54,539,001.91	12.98	8.075	326	84.99	683
Total	**3,382**	**$420,265,675.09**	**100.00%**	**7.809%**	**339**	**87.81%**	**650**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	63	$5,719,363.79	1.36%	7.632%	357	79.43%	650
Primary	3,313	413,425,691.30	98.37	7.815	339	87.97	650
Second Home	6	1,120,620.00	0.27	6.545	358	73.89	671
Total	**3,382**	**$420,265,675.09**	**100.00%**	**7.809%**	**339**	**87.81%**	**650**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	51	$3,925,106.38	0.93%	8.329%	353	90.14%	623
Arizona	295	32,644,739.16	7.77	7.787	339	87.81	645
Arkansas	16	1,312,340.26	0.31	9.184	358	96.14	612
California	489	112,344,623.98	26.73	6.755	334	83.92	673
Colorado	49	7,344,138.74	1.75	8.098	337	89.75	634
Connecticut	31	4,087,834.14	0.97	8.231	333	87.93	661
Delaware	3	208,565.21	0.05	8.033	335	91.67	619
District of Columbia	8	1,907,647.48	0.45	7.968	358	81.07	630
Florida	229	29,740,579.26	7.08	7.640	347	91.24	652
Georgia	77	8,378,474.38	1.99	8.827	335	90.73	637
Idaho	48	3,931,920.97	0.94	8.253	339	88.75	628
Illinois	111	11,777,530.55	2.80	8.398	339	88.61	644
Indiana	163	9,810,812.80	2.33	8.913	348	89.31	623
Iowa	62	4,117,124.04	0.98	9.074	343	91.54	624
Kansas	76	4,218,185.64	1.00	9.473	347	91.45	624
Kentucky	26	1,803,523.70	0.43	9.057	342	91.37	612
Louisiana	41	3,304,998.60	0.79	8.331	343	90.87	629
Maryland	63	8,847,235.07	2.11	8.443	337	86.39	640
Massachusetts	125	23,067,756.65	5.49	8.027	324	84.43	673
Michigan	88	6,544,779.04	1.56	9.430	343	90.38	621
Minnesota	7	1,536,219.44	0.37	7.635	358	87.84	623
Mississippi	20	1,118,711.70	0.27	9.418	347	87.66	605
Missouri	119	8,641,163.03	2.06	9.096	347	89.72	625
Montana	12	2,441,406.84	0.58	7.206	358	98.32	666
Nebraska	55	4,167,115.78	0.99	8.687	347	90.45	634
Nevada	77	12,531,816.44	2.98	7.406	340	85.92	658
New Hampshire	6	929,477.63	0.22	8.563	321	84.00	651
New Jersey	17	2,346,694.56	0.56	8.883	336	90.01	643
New Mexico	39	4,145,477.17	0.99	9.090	332	89.82	618
North Dakota	3	414,669.24	0.10	7.179	358	86.78	618
Ohio	123	9,205,431.53	2.19	8.826	341	91.22	633
Oklahoma	73	4,893,309.93	1.16	8.961	340	92.38	628
Oregon	201	25,223,712.01	6.00	7.431	340	88.93	647
Pennsylvania	150	11,591,316.78	2.76	8.707	346	92.64	631
Rhode Island	25	3,987,453.12	0.95	8.522	329	86.84	698
South Carolina	2	550,794.60	0.13	11.323	357	92.85	592
South Dakota	13	745,912.53	0.18	8.458	332	88.68	635
Tennessee	35	3,322,873.10	0.79	8.253	353	94.03	627
Texas	75	7,698,508.43	1.83	8.950	353	96.63	624
Utah	84	7,838,988.81	1.87	8.702	336	89.77	642
Virginia	52	7,497,578.09	1.78	8.256	349	88.87	635
Washington	129	18,840,352.43	4.48	7.333	339	87.28	643
Wisconsin	3	333,111.86	0.08	7.627	358	100.00	677
Wyoming	11	945,663.99	0.23	7.535	341	93.04	656
Total	**3,382**	**$420,265,675.09**	**100.00%**	**7.809%**	**339**	**87.81%**	**650**

Gross Margin (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.500 - 3.999	18	$5,429,079.03	1.47%	5.321%	358	85.14%	702
4.000 - 4.499	133	33,173,682.70	8.97	5.669	358	82.48	682
4.500 - 4.999	269	57,295,460.50	15.49	6.208	358	86.01	670
5.000 - 5.499	280	47,734,252.86	12.90	6.590	358	85.41	662
5.500 - 5.999	302	47,346,342.66	12.80	7.001	358	86.45	651
6.000 - 6.499	255	40,044,181.27	10.82	7.549	358	87.19	650
6.500 - 6.999	263	39,626,634.01	10.71	8.132	358	87.95	641
7.000 - 7.499	268	38,175,757.64	10.32	8.521	358	87.64	633
7.500 - 7.999	222	31,152,939.13	8.42	9.054	358	88.67	623
8.000 - 8.499	150	16,903,682.77	4.57	9.560	358	87.45	612
8.500 - 8.999	84	7,735,770.07	2.09	9.997	358	87.07	590
9.000 - 9.499	53	4,485,569.30	1.21	10.619	358	88.45	580
9.500 - 9.999	15	666,226.88	0.18	11.461	358	83.04	554
10.000 -10.499	3	151,157.94	0.04	11.481	358	88.76	578
10.500 -10.999	1	40,892.99	0.01	12.250	357	75.00	538
Total	**2,316**	**$369,961,629.75**	**100.00%**	**7.425%**	**358**	**86.50%**	**649**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	56	$17,375,123.10	4.70%	5.243%	358	80.36%	684
5.500 - 5.999	211	55,289,476.97	14.94	5.760	358	80.71	675
6.000 - 6.499	203	42,736,973.58	11.55	6.262	358	85.19	669
6.500 - 6.999	307	57,500,209.10	15.54	6.744	358	88.49	662
7.000 - 7.499	277	42,668,590.74	11.53	7.263	358	87.80	653
7.500 - 7.999	392	55,813,597.02	15.09	7.732	358	86.62	652
8.000 - 8.499	133	20,062,552.52	5.42	8.217	358	88.44	653
8.500 - 8.999	114	15,745,017.86	4.26	8.787	358	88.90	638
9.000 - 9.499	102	10,417,945.56	2.82	9.267	357	84.81	599
9.500 - 9.999	188	21,235,615.33	5.74	9.750	358	88.18	594
10.000 -10.499	122	12,342,088.23	3.34	10.286	357	93.31	583
10.500 -10.999	119	11,282,158.42	3.05	10.751	358	93.05	583
11.000 -11.499	55	4,951,331.16	1.34	11.231	358	94.11	576
11.500 -11.999	28	2,117,753.57	0.57	11.716	357	93.33	580
12.000 -12.499	9	423,196.59	0.11	12.226	357	91.72	579
Total	**2,316**	**$369,961,629.75**	**100.00%**	**7.425%**	**358**	**86.50%**	**649**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
12.000 - 12.499	56	$17,375,123.10	4.70%	5.243%	358	80.36%	684
12.500 - 12.999	211	55,289,476.97	14.94	5.760	358	80.71	675
13.000 - 13.499	203	42,736,973.58	11.55	6.262	358	85.19	669
13.500 - 13.999	307	57,500,209.10	15.54	6.744	358	88.49	662
14.000 - 14.499	277	42,668,590.74	11.53	7.263	358	87.80	653
14.500 - 14.999	392	55,813,597.02	15.09	7.732	358	86.62	652
15.000 - 15.499	133	20,062,552.52	5.42	8.217	358	88.44	653
15.500 - 15.999	114	15,745,017.86	4.26	8.787	358	88.90	638
16.000 - 16.499	102	10,417,945.56	2.82	9.267	357	84.81	599
16.500 - 16.999	188	21,235,615.33	5.74	9.750	358	88.18	594
17.000 - 17.499	121	12,195,088.23	3.30	10.287	357	93.23	583
17.500 - 17.999	119	11,282,158.42	3.05	10.751	358	93.05	583
18.000 - 18.499	55	4,951,331.16	1.34	11.231	358	94.11	576
18.500 - 18.999	28	2,117,753.57	0.57	11.716	357	93.33	580
19.000 - 19.499	10	570,196.59	0.15	11.716	358	93.85	581
Total	**2,316**	**$369,961,629.75**	**100.00%**	**7.425%**	**358**	**86.50%**	**649**

Initial Periodic Rate Cap (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000	615	$158,816,382.34	42.93%	6.649%	358	84.90%	665
3.000	1,701	211,145,247.41	57.07	8.009	358	87.71	638
Total	**2,316**	**$369,961,629.75**	**100.00%**	**7.425%**	**358**	**86.50%**	**649**

Subsequent Periodic Rate Cap (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.500	2,316	$369,961,629.75	100.00%	7.425%	358	86.50%	649
Total	**2,316**	**$369,961,629.75**	**100.00%**	**7.425%**	**358**	**86.50%**	**649**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
08/01/05	1	$75,891.76	0.02%	10.375%	343	85.00%	570
10/01/05	2	376,907.20	0.10	8.600	345	80.00	596
12/01/05	1	209,997.46	0.06	7.375	347	80.00	607
02/01/06	4	334,787.16	0.09	8.986	349	80.00	554
03/01/06	4	226,084.87	0.06	9.458	350	90.15	603
04/01/06	1	105,486.56	0.03	8.625	351	80.00	681
06/01/06	1	221,891.10	0.06	7.250	353	95.00	613
07/01/06	5	754,490.88	0.20	6.474	354	85.96	647
08/01/06	6	894,654.25	0.24	7.376	355	80.00	646
09/01/06	124	19,918,535.32	5.38	7.575	356	83.94	650
10/01/06	738	112,354,821.66	30.37	7.454	357	86.06	650
11/01/06	833	132,443,372.81	35.80	7.459	358	86.12	647
12/01/06	512	85,919,898.67	23.22	7.438	359	88.57	651
09/01/07	3	517,475.66	0.14	8.059	356	79.99	611
10/01/07	14	2,770,365.95	0.75	6.852	357	87.81	662
11/01/07	26	4,378,565.35	1.18	6.544	358	84.81	663
12/01/07	20	3,643,301.91	0.98	6.660	359	91.36	663
06/01/09	1	287,827.79	0.08	5.750	353	95.00	703
09/01/09	2	696,000.00	0.19	7.181	356	85.17	698
10/01/09	10	2,128,051.61	0.58	6.082	357	81.43	705
11/01/09	3	548,471.78	0.15	6.808	358	68.62	604
12/01/09	5	1,154,750.00	0.31	6.603	359	79.61	645
Total	**2,316**	**$369,961,629.75**	**100.00%**	**7.425%**	**358**	**86.50%**	**649**

Group I Initial Mortgage Loans
As of Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$243,123,056	$9,990	$645,000
Average Scheduled Principal Balance	$116,271		
Number of Mortgage Loans	2,091		
Weighted Average Gross Coupon	7.739%	5.125%	12.999%
Weighted Average FICO Score	652	525	812
Weighted Average Combined Original LTV	88.11%	15.22%	100.00%
Weighted Average Original Term	342 months	180 months	360 months
Weighted Average Stated Remaining Term	340 months	171 months	359 months
Weighted Average Seasoning	2 months	1 months	15 months
Weighted Average Gross Margin	5.945%	3.500%	7.999%
Weighted Average Minimum Interest Rate	7.384%	5.125%	11.749%
Weighted Average Maximum Interest Rate	14.386%	12.125%	19.249%
Weighted Average Initial Rate Cap	2.607%	2.000%	3.000%
Weighted Average Subsequent Rate Cap	1.500%	1.500%	1.500%
Weighted Average Months to Roll	23 months	9 months	59 months
Maturity Date		Apr. 1, 2019	Dec. 1, 2034
Maximum Zip Code Concentration	1.03%	93635	

Current Principal Balance ($)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	566	$17,138,549.48	7.05%	10.439%	225	96.25%	644
50,000.01 - 100,000.00	553	40,585,252.70	16.69	8.714	317	90.82	644
100,000.01 - 150,000.00	400	50,044,664.36	20.58	7.743	352	88.60	645
150,000.01 - 200,000.00	229	39,609,941.58	16.29	7.324	358	88.01	645
200,000.01 - 250,000.00	132	29,751,219.39	12.24	6.986	358	86.10	656
250,000.01 - 300,000.00	101	27,501,392.11	11.31	7.080	358	85.17	654
300,000.01 - 350,000.00	75	24,377,277.65	10.03	6.975	358	86.64	666
350,000.01 - 400,000.00	24	8,900,878.60	3.66	6.841	358	82.86	692
400,000.01 - 450,000.00	6	2,534,880.41	1.04	7.447	359	80.00	703
450,000.01 - 500,000.00	3	1,494,400.00	0.61	7.088	357	78.78	697
500,000.01 - 550,000.00	1	539,600.00	0.22	7.625	358	80.00	733
600,000.01 - 650,000.00	1	645,000.00	0.27	6.500	358	75.00	660
Total	**2,091**	**$243,123,056.28**	**100.00%**	**7.739%**	**340**	**88.11%**	**652**

Current Gross Rate (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	32	$8,197,656.29	3.37%	5.270%	358	81.05%	681
5.500 - 5.999	128	25,920,841.77	10.66	5.756	358	81.36	674
6.000 - 6.499	132	23,138,948.19	9.52	6.246	358	84.76	664
6.500 - 6.999	226	38,208,940.46	15.72	6.742	358	88.39	667
7.000 - 7.499	213	29,651,770.28	12.20	7.273	358	87.52	656
7.500 - 7.999	320	43,529,734.20	17.90	7.735	356	86.22	652
8.000 - 8.499	122	15,529,304.41	6.39	8.221	350	89.24	660
8.500 - 8.999	75	7,257,104.51	2.98	8.743	332	88.15	629
9.000 - 9.499	76	6,056,606.68	2.49	9.297	331	85.84	604
9.500 - 9.999	156	14,095,802.90	5.80	9.787	328	91.17	608
10.000 -10.499	121	8,050,640.91	3.31	10.263	296	98.08	615
10.500 -10.999	110	8,770,490.93	3.61	10.775	295	99.54	621
11.000 -11.499	177	7,064,500.12	2.91	11.256	227	99.64	621
11.500 -11.999	97	4,060,198.93	1.67	11.728	192	99.94	646
12.000 -12.499	53	1,777,325.28	0.73	12.257	191	99.34	651
12.500 -12.999	53	1,813,190.42	0.75	12.779	186	99.89	652
Total	**2,091**	**$243,123,056.28**	**100.00%**	**7.739%**	**340**	**88.11%**	**652**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
525-549	21	$3,570,709.82	1.47%	8.830%	356	71.87%	536
550-574	36	4,582,979.39	1.89	8.961	355	81.92	561
575-599	197	26,223,448.97	10.79	9.215	358	92.36	584
600-624	437	39,095,469.38	16.08	8.180	337	85.31	611
625-649	441	44,437,503.17	18.28	7.638	337	87.23	635
650-674	427	50,510,567.43	20.78	7.364	338	89.81	661
675-699	251	32,825,551.96	13.50	7.270	340	89.90	687
700+	281	41,876,826.16	17.22	7.103	338	87.59	732
Total	**2,091**	**$243,123,056.28**	**100.00%**	**7.739%**	**340**	**88.11%**	**652**

Combined Original LTV (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	13	$1,484,211.43	0.61%	6.644%	358	40.08%	614
50.00- 54.99	3	441,601.36	0.18	6.228	346	54.36	566
55.00- 59.99	5	773,977.74	0.32	7.488	358	56.35	578
60.00- 64.99	7	1,178,420.18	0.48	7.063	358	61.85	586
65.00- 69.99	10	1,775,459.15	0.73	6.628	358	67.66	622
70.00- 74.99	31	5,498,899.84	2.26	7.102	358	72.02	617
75.00- 79.99	73	10,397,106.59	4.28	7.498	357	78.22	634
80.00	624	98,313,302.33	40.44	7.041	358	80.00	663
80.01- 84.99	19	2,185,194.79	0.90	7.058	355	83.52	631
85.00- 89.99	63	7,492,356.67	3.08	7.189	358	86.46	636
90.00- 94.99	69	10,482,105.49	4.31	7.411	356	90.79	628
95.00- 99.99	114	14,989,381.18	6.17	7.431	344	95.60	640
100.00	1,060	88,111,039.53	36.24	8.800	313	100.00	655
Total	**2,091**	**$243,123,056.28**	**100.00%**	**7.739%**	**340**	**88.11%**	**652**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
180	565	$22,648,125.40	9.32%	10.809%	178	99.75%	664
240	58	1,549,472.37	0.64	11.449	238	99.87	644
360	1,468	218,925,458.51	90.05	7.395	358	86.82	651
Total	**2,091**	**$243,123,056.28**	**100.00%**	**7.739%**	**340**	**88.11%**	**652**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	565	$22,648,125.40	9.32%	10.809%	178	99.75%	664
181-240	58	1,549,472.37	0.64	11.449	238	99.87	644
301-360	1,468	218,925,458.51	90.05	7.395	358	86.82	651
Total	**2,091**	**$243,123,056.28**	**100.00%**	**7.739%**	**340**	**88.11%**	**652**

Debt Ratio (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	43	$3,951,042.63	1.63%	7.490%	341	84.91%	645
20.01 -25.00	59	4,953,025.58	2.04	7.482	348	84.44	656
25.01 -30.00	139	12,597,280.94	5.18	7.763	344	87.58	650
30.01 -35.00	200	20,589,767.22	8.47	7.838	342	88.01	646
35.01 -40.00	314	33,913,241.18	13.95	7.961	342	89.29	645
40.01 -45.00	484	60,083,383.48	24.71	7.877	338	88.04	658
45.01 -50.00	512	62,018,442.96	25.51	7.896	341	88.41	650
50.01 -55.00	334	44,398,284.54	18.26	7.174	341	87.84	656
55.01 -60.00	6	618,587.75	0.25	6.790	347	81.39	638
Total	**2,091**	**$243,123,056.28**	**100.00%**	**7.739%**	**340**	**88.11%**	**652**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	1,432	$214,728,034.02	88.32%	7.384%	358	86.89%	651
Fixed Rate	659	28,395,022.26	11.68	10.419	208	97.28	658
Total	**2,091**	**$243,123,056.28**	**100.00%**	**7.739%**	**340**	**88.11%**	**652**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 Mo LIBOR ARM	1,375	$205,596,770.36	84.56%	7.414%	358	86.90%	651
3/27 6 Mo LIBOR ARM	46	6,588,014.09	2.71	6.874	358	88.47	657
5/25 6 Mo LIBOR ARM	11	2,543,249.57	1.05	6.310	357	82.29	674
Fixed Rate	98	5,873,518.86	2.42	8.896	323	87.30	638
Fixed Rate Balloon	561	22,521,503.40	9.26	10.816	178	99.89	664
Total	**2,091**	**$243,123,056.28**	**100.00%**	**7.739%**	**340**	**88.11%**	**652**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	432	$87,549,131.79	36.01%	6.951%	351	85.96%	665
Not Interest Only	1,659	155,573,924.49	63.99	8.182	334	89.32	645
Total	**2,091**	**$243,123,056.28**	**100.00%**	**7.739%**	**340**	**88.11%**	**652**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
N/A	326	$23,747,115.69	9.77%	9.001%	313	90.39%	639
12 months	33	4,826,090.85	1.99	8.231	334	86.76	682
21 months	151	39,788,664.30	16.37	6.413	358	80.91	677
24 months	1,459	160,172,806.26	65.88	7.910	340	89.70	647
33 months	3	888,379.02	0.37	5.897	359	83.80	653
36 months	119	13,700,000.16	5.64	7.342	345	87.17	654
Total	**2,091**	**$243,123,056.28**	**100.00%**	**7.739%**	**340**	**88.11%**	**652**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	1,471	$219,030,535.69	90.09%	7.396%	358	86.81%	651
Second Lien	620	24,092,520.59	9.91	10.856	182	99.89	663
Total	**2,091**	**$243,123,056.28**	**100.00%**	**7.739%**	**340**	**88.11%**	**652**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	1,729	$193,742,070.10	79.69%	7.618%	343	88.49%	641
Stated Documentation	362	49,380,986.18	20.31	8.214	331	86.60	696
Total	**2,091**	**$243,123,056.28**	**100.00%**	**7.739%**	**340**	**88.11%**	**652**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	394	$59,449,942.02	24.45%	7.197%	353	85.23%	634
Purchase	1,671	180,711,850.66	74.33	7.921	336	89.05	658
Rate/Term Refinance	26	2,961,263.60	1.22	7.512	347	88.18	631
Total	**2,091**	**$243,123,056.28**	**100.00%**	**7.739%**	**340**	**88.11%**	**652**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	95	$9,901,313.97	4.07%	7.661%	333	89.17%	657
PUD	284	39,566,360.46	16.27	7.633	345	89.90	646
Single Family	1,466	154,022,536.24	63.35	7.704	344	88.42	644
Two-Four Family	246	39,632,845.61	16.30	8.000	324	84.85	689
Total	**2,091**	**$243,123,056.28**	**100.00%**	**7.739%**	**340**	**88.11%**	**652**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	41	$3,563,969.69	1.47%	7.377%	356	80.03%	669
Primary	2,045	238,806,466.59	98.22	7.747	340	88.25	652
Second Home	5	752,620.00	0.31	6.995	358	82.13	682
Total	**2,091**	**$243,123,056.28**	**100.00%**	**7.739%**	**340**	**88.11%**	**652**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	31	$2,335,035.42	0.96%	8.193%	352	90.06%	622
Arizona	205	21,234,371.53	8.73	7.670	341	88.51	645
Arkansas	11	971,505.50	0.40	9.280	358	97.13	607
California	261	49,707,964.76	20.45	6.890	336	83.37	677
Colorado	30	4,400,463.35	1.81	7.984	346	92.01	637
Connecticut	21	2,951,805.32	1.21	7.874	335	86.38	667
Delaware	3	208,565.21	0.09	8.033	335	91.67	619
District of Columbia	7	1,508,647.48	0.62	8.290	358	76.06	622
Florida	154	19,619,990.95	8.07	7.481	349	92.28	655
Georgia	46	4,928,651.40	2.03	8.536	340	91.46	643
Idaho	33	2,531,999.03	1.04	8.057	335	88.69	632
Illinois	77	7,903,073.40	3.25	8.016	338	89.16	651
Indiana	92	5,826,034.15	2.40	8.381	348	90.63	636
Iowa	34	2,579,197.77	1.06	8.472	344	89.82	627
Kansas	29	1,614,453.55	0.66	8.453	343	93.36	639
Kentucky	16	1,048,521.14	0.43	9.686	337	92.70	605
Louisiana	31	2,519,082.54	1.04	8.079	343	90.54	628
Maryland	30	3,961,772.10	1.63	8.096	343	82.94	627
Massachusetts	92	15,402,073.89	6.34	8.283	319	85.00	676
Michigan	44	3,429,499.55	1.41	8.976	344	91.00	626
Minnesota	4	749,338.85	0.31	6.806	359	82.11	635
Mississippi	10	695,846.52	0.29	8.856	347	89.64	629
Missouri	64	4,834,685.02	1.99	8.840	346	90.64	628
Montana	9	1,820,724.82	0.75	7.261	358	99.69	670
Nebraska	34	2,373,302.15	0.98	8.274	346	93.32	653
Nevada	47	6,830,958.13	2.81	7.461	340	83.11	648
New Hampshire	3	567,781.35	0.23	7.319	336	82.36	651
New Jersey	9	952,792.69	0.39	8.644	326	89.10	631
New Mexico	20	1,640,413.31	0.67	8.302	338	90.41	639
North Dakota	2	330,788.22	0.14	7.035	358	83.43	614
Ohio	78	5,859,739.69	2.41	8.185	346	89.98	642
Oklahoma	34	2,422,492.27	1.00	8.090	342	90.66	636
Oregon	151	17,357,209.07	7.14	7.338	340	88.86	650
Pennsylvania	98	8,227,421.39	3.38	8.288	348	92.21	635
Rhode Island	20	3,201,148.40	1.32	8.178	330	85.05	710
South Carolina	1	156,834.19	0.06	10.249	358	100.00	590
South Dakota	10	635,383.00	0.26	8.046	342	93.08	643
Tennessee	20	2,136,011.09	0.88	7.947	356	94.36	632
Texas	44	4,780,509.71	1.97	8.557	354	98.29	629
Utah	61	6,373,361.56	2.62	8.211	344	88.61	641
Virginia	28	4,172,437.72	1.72	8.005	349	86.29	641
Washington	89	11,565,421.45	4.76	7.477	339	88.23	636
Wisconsin	1	119,500.00	0.05	6.500	359	100.00	653
Wyoming	7	636,247.64	0.26	7.067	346	91.99	669
Total	**2,091**	**$243,123,056.28**	**100.00%**	**7.739%**	**340**	**88.11%**	**652**

Gross Margin (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.500 - 3.999	12	$2,717,026.96	1.27%	5.439%	359	90.28%	715
4.000 - 4.499	84	17,447,805.36	8.13	5.707	358	82.76	675
4.500 - 4.999	177	29,866,142.10	13.91	6.291	358	87.41	667
5.000 - 5.499	193	28,852,934.68	13.44	6.689	358	87.09	662
5.500 - 5.999	213	31,641,841.71	14.74	7.017	358	85.96	650
6.000 - 6.499	184	26,239,238.89	12.22	7.700	358	86.66	652
6.500 - 6.999	189	26,937,933.69	12.55	8.126	358	87.96	644
7.000 - 7.499	211	28,585,318.08	13.31	8.597	358	87.69	631
7.500 - 7.999	169	22,439,792.55	10.45	8.988	358	88.04	625
Total	**1,432**	**$214,728,034.02**	**100.00%**	**7.384%**	**358**	**86.89%**	**651**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	32	$8,197,656.29	3.82%	5.270%	358	81.05%	681
5.500 - 5.999	128	25,920,841.77	12.07	5.756	358	81.36	674
6.000 - 6.499	132	23,138,948.19	10.78	6.246	358	84.76	664
6.500 - 6.999	220	37,336,517.04	17.39	6.741	358	88.55	668
7.000 - 7.499	206	28,928,196.05	13.47	7.277	358	87.77	656
7.500 - 7.999	297	41,529,589.98	19.34	7.735	358	86.21	651
8.000 - 8.499	105	14,701,641.15	6.85	8.216	358	88.81	657
8.500 - 8.999	48	5,785,014.20	2.69	8.738	358	86.03	616
9.000 - 9.499	53	5,055,791.66	2.35	9.300	358	83.70	594
9.500 - 9.999	97	11,675,232.13	5.44	9.772	358	89.49	595
10.000 -10.499	49	5,197,476.57	2.42	10.297	358	97.16	587
10.500 -10.999	45	5,386,347.91	2.51	10.780	358	99.25	584
11.000 -11.499	18	1,669,881.08	0.78	11.280	358	100.00	584
11.500 -11.999	2	204,900.00	0.10	11.573	359	100.00	580
Total	**1,432**	**$214,728,034.02**	**100.00%**	**7.384%**	**358**	**86.89%**	**651**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
12.000 -12.499	32	$8,197,656.29	3.82%	5.270%	358	81.05%	681
12.500 -12.999	128	25,920,841.77	12.07	5.756	358	81.36	674
13.000 -13.499	132	23,138,948.19	10.78	6.246	358	84.76	664
13.500 -13.999	220	37,336,517.04	17.39	6.741	358	88.55	668
14.000 -14.499	206	28,928,196.05	13.47	7.277	358	87.77	656
14.500 -14.999	297	41,529,589.98	19.34	7.735	358	86.21	651
15.000 -15.499	105	14,701,641.15	6.85	8.216	358	88.81	657
15.500 -15.999	48	5,785,014.20	2.69	8.738	358	86.03	616
16.000 -16.499	53	5,055,791.66	2.35	9.300	358	83.70	594
16.500 -16.999	97	11,675,232.13	5.44	9.772	358	89.49	595
17.000 -17.499	48	5,050,476.57	2.35	10.298	358	97.07	587
17.500 -17.999	45	5,386,347.91	2.51	10.780	358	99.25	584
18.000 -18.499	18	1,669,881.08	0.78	11.280	358	100.00	584
18.500 -18.999	2	204,900.00	0.10	11.573	359	100.00	580
19.000 -19.499	1	147,000.00	0.07	10.249	359	100.00	584
Total	**1,432**	**$214,728,034.02**	**100.00%**	**7.384%**	**358**	**86.89%**	**651**

Initial Periodic Rate Cap (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000	389	$84,484,339.91	39.34%	6.840%	358	85.42%	664
3.000	1,043	130,243,694.11	60.66	7.737	358	87.85	643
Total	**1,432**	**$214,728,034.02**	**100.00%**	**7.384%**	**358**	**86.89%**	**651**

Subsequent Periodic Rate Cap (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.500	1,432	$214,728,034.02	100.00%	7.384%	358	86.89%	651
Total	**1,432**	**$214,728,034.02**	**100.00%**	**7.384%**	**358**	**86.89%**	**651**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10/01/05	1	$97,402.47	0.05%	6.375%	345	80.00%	755
12/01/05	1	209,997.46	0.10	7.375	347	80.00	607
02/01/06	2	212,478.88	0.10	8.023	349	80.00	564
03/01/06	3	184,634.88	0.09	9.196	350	92.43	614
04/01/06	1	105,486.56	0.05	8.625	351	80.00	681
06/01/06	1	221,891.10	0.10	7.250	353	95.00	613
07/01/06	4	719,543.26	0.34	6.194	354	85.28	650
08/01/06	4	728,782.84	0.34	7.176	355	80.00	649
09/01/06	36	6,290,953.15	2.93	7.535	356	84.30	653
10/01/06	261	37,065,877.77	17.26	7.375	357	85.44	656
11/01/06	658	97,902,865.81	45.59	7.449	358	86.31	649
12/01/06	405	62,032,756.01	28.89	7.388	359	89.11	651
09/01/07	1	93,597.44	0.04	5.625	356	79.97	668
10/01/07	3	517,005.52	0.24	7.370	357	94.25	649
11/01/07	22	3,032,709.39	1.41	6.800	358	86.85	661
12/01/07	18	2,768,801.91	1.29	6.685	359	89.33	657
06/01/09	1	287,827.79	0.13	5.750	353	95.00	703
10/01/09	3	967,200.00	0.45	5.872	357	83.35	717
11/01/09	3	548,471.78	0.26	6.808	358	68.62	604
12/01/09	4	739,750.00	0.34	6.731	359	86.10	657
Total	**1,432**	**$214,728,034.02**	**100.00%**	**7.384%**	**358**	**86.89%**	**651**

Group II Initial Mortgage Loans
As of Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$177,142,619	$9,977	$748,799
Average Scheduled Principal Balance	$137,213		
Number of Mortgage Loans	1,291		
Weighted Average Gross Coupon	7.905%	5.125%	16.240%
Weighted Average FICO Score	648	525	796
Weighted Average Combined Original LTV	87.41%	20.00%	100.00%
Weighted Average Original Term	340 months	180 months	360 months
Weighted Average Stated Remaining Term	337 months	166 months	359 months
Weighted Average Seasoning	3 months	1 months	17 months
Weighted Average Gross Margin	6.160%	3.750%	10.865%
Weighted Average Minimum Interest Rate	7.482%	5.125%	12.375%
Weighted Average Maximum Interest Rate	14.482%	12.125%	19.375%
Weighted Average Initial Rate Cap	2.521%	2.000%	3.000%
Weighted Average Subsequent Rate Cap	1.500%	1.500%	1.500%
Weighted Average Months to Roll	22 months	7 months	59 months
Maturity Date		Nov. 1, 2018	Dec. 1, 2034
Maximum Zip Code Concentration	1.73% 94591		

Current Principal Balance ($)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	362	$10,864,820.64	6.13%	11.835%	265	92.65%	611
50,000.01 - 100,000.00	371	27,227,516.20	15.37	9.652	304	91.44	629
100,000.01 - 150,000.00	197	24,253,220.56	13.69	8.435	330	88.53	642
150,000.01 - 200,000.00	96	16,615,678.95	9.38	7.991	346	88.86	640
200,000.01 - 250,000.00	62	14,056,238.52	7.93	7.821	339	89.59	652
250,000.01 - 300,000.00	45	12,417,720.38	7.01	7.512	357	84.48	639
300,000.01 - 350,000.00	15	4,928,117.17	2.78	6.746	357	84.99	664
350,000.01 - 400,000.00	46	17,441,011.00	9.85	6.813	354	85.07	666
400,000.01 - 450,000.00	38	16,266,768.17	9.18	6.375	358	83.66	663
450,000.01 - 500,000.00	23	11,041,358.57	6.23	6.521	358	87.46	655
500,000.01 - 550,000.00	5	2,673,250.00	1.51	8.129	358	95.01	651
550,000.01 - 600,000.00	11	6,282,313.63	3.55	6.371	358	84.68	663
600,000.01 - 650,000.00	16	10,259,806.15	5.79	6.000	358	79.79	680
650,000.01 - 700,000.00	2	1,346,000.00	0.76	6.060	358	89.96	685
700,000.01 - 750,000.00	2	1,468,798.87	0.83	6.199	358	68.50	683
Total	**1,291**	**$177,142,618.81**	**100.00%**	**7.905%**	**337**	**87.41%**	**648**

Current Gross Rate (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	24	$9,177,466.81	5.18%	5.218%	358	79.74%	688
5.500 - 5.999	83	29,368,635.20	16.58	5.764	357	80.13	676
6.000 - 6.499	71	19,598,025.39	11.06	6.280	358	85.70	674
6.500 - 6.999	88	20,413,249.70	11.52	6.746	358	88.00	652
7.000 - 7.499	72	13,854,624.31	7.82	7.235	357	87.80	647
7.500 - 7.999	111	16,114,888.69	9.10	7.740	337	89.08	663
8.000 - 8.499	39	6,383,341.35	3.60	8.223	339	89.00	650
8.500 - 8.999	88	12,267,847.78	6.93	8.797	327	91.78	657
9.000 - 9.499	65	6,661,194.09	3.76	9.236	325	88.29	618
9.500 - 9.999	117	12,198,595.58	6.89	9.735	320	89.02	606
10.000 -10.499	82	8,143,310.27	4.60	10.267	337	91.44	588
10.500 -10.999	108	7,874,031.64	4.45	10.749	314	90.23	599
11.000 -11.499	60	4,602,465.00	2.60	11.210	307	93.36	589
11.500 -11.999	61	3,570,564.48	2.02	11.716	275	95.51	613
12.000 -12.499	20	945,459.85	0.53	12.264	257	95.43	617
12.500 -12.999	12	722,873.83	0.41	12.694	186	100.00	659
13.000 -13.499	27	933,019.03	0.53	13.210	185	89.46	639
13.500 -13.999	29	1,081,508.94	0.61	13.775	195	99.86	630
14.000 -14.499	73	1,667,530.65	0.94	14.245	187	99.90	617
14.500 -14.999	54	1,280,850.39	0.72	14.649	194	99.67	620
15.500 -15.999	6	255,338.83	0.14	15.741	184	100.00	616
16.000 -16.499	1	27,797.00	0.02	16.240	178	100.00	627
Total	**1,291**	**$177,142,618.81**	**100.00%**	**7.905%**	**337**	**87.41%**	**648**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
525-549	67	$5,637,725.35	3.18%	10.126%	357	77.65%	539
550-574	71	6,252,794.18	3.53	10.274	355	84.40	560
575-599	159	20,279,412.55	11.45	9.457	354	91.72	588
600-624	273	20,245,058.26	11.43	9.153	320	87.36	611
625-649	228	30,377,329.93	17.15	7.949	328	86.07	635
650-674	234	41,751,978.70	23.57	7.147	341	88.07	660
675-699	126	26,168,523.46	14.77	7.051	340	88.88	687
700+	132	26,381,837.89	14.89	6.710	330	85.97	724
None	1	47,958.49	0.03	10.125	357	80.00	0
Total	**1,291**	**$177,142,618.81**	**100.00%**	**7.905%**	**337**	**87.41%**	**648**

Combined Original LTV (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	8	$654,276.30	0.37%	8.481%	326	35.47%	597
55.00- 59.99	3	780,224.45	0.44	5.997	357	56.80	620
60.00- 64.99	3	378,817.67	0.21	8.655	357	62.42	553
65.00- 69.99	5	1,814,879.26	1.02	6.513	358	66.42	647
70.00- 74.99	15	5,127,954.16	2.89	6.192	358	72.70	655
75.00- 79.99	61	12,232,668.64	6.91	7.121	357	77.82	656
80.00	369	66,046,794.85	37.28	7.026	357	80.00	655
80.01- 84.99	9	1,118,824.87	0.63	8.063	357	83.57	637
85.00- 89.99	52	8,281,829.86	4.68	8.258	357	86.59	609
90.00- 94.99	118	15,893,438.42	8.97	8.702	340	90.73	619
95.00- 99.99	87	15,566,122.69	8.79	7.901	330	95.46	636
100.00	561	49,246,787.64	27.80	9.206	299	100.00	658
Total	**1,291**	**$177,142,618.81**	**100.00%**	**7.905%**	**337**	**87.41%**	**648**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
180	348	$19,302,605.18	10.90%	10.875%	178	98.56%	659
240	48	1,283,361.76	0.72	13.800	238	99.11	628
360	895	156,556,651.87	88.38	7.490	357	85.94	647
Total	**1,291**	**$177,142,618.81**	**100.00%**	**7.905%**	**337**	**87.41%**	**648**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	348	$19,302,605.18	10.90%	10.875%	178	98.56%	659
181-240	48	1,283,361.76	0.72	13.800	238	99.11	628
301-360	895	156,556,651.87	88.38	7.490	357	85.94	647
Total	**1,291**	**$177,142,618.81**	**100.00%**	**7.905%**	**337**	**87.41%**	**648**

Debt Ratio (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	27	$3,262,512.95	1.84%	8.024%	338	86.20%	626
20.01 -25.00	44	4,241,161.77	2.39	8.134	336	87.07	653
25.01 -30.00	94	9,275,988.11	5.24	8.710	340	86.65	622
30.01 -35.00	125	13,574,773.68	7.66	8.155	341	87.23	641
35.01 -40.00	191	22,213,547.21	12.54	8.214	333	87.67	651
40.01 -45.00	270	37,339,316.53	21.08	8.169	336	86.90	651
45.01 -50.00	317	45,538,990.27	25.71	8.078	338	87.65	643
50.01 -55.00	223	41,696,328.29	23.54	7.022	337	87.80	659
Total	**1,291**	**$177,142,618.81**	**100.00%**	**7.905%**	**337**	**87.41%**	**648**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	884	$155,233,595.73	87.63%	7.482%	357	85.96%	647
Fixed Rate	407	21,909,023.08	12.37	10.904	192	97.66	657
Total	**1,291**	**$177,142,618.81**	**100.00%**	**7.905%**	**337**	**87.41%**	**648**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 Mo LIBOR ARM	854	$147,968,760.85	83.53%	7.521%	357	86.06%	646
3/27 6 Mo LIBOR ARM	20	4,992,983.27	2.82	6.724	357	86.03	660
5/25 6 Mo LIBOR ARM	10	2,271,851.61	1.28	6.562	357	79.31	683
Fixed Rate	62	2,811,794.95	1.59	11.153	290	91.70	639
Fixed Rate Balloon	345	19,097,228.13	10.78	10.867	178	98.54	659
Total	**1,291**	**$177,142,618.81**	**100.00%**	**7.905%**	**337**	**87.41%**	**648**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	271	$79,389,986.20	44.82%	6.567%	347	85.15%	668
Not Interest Only	1,020	97,752,632.61	55.18	8.991	329	89.24	632
Total	**1,291**	**$177,142,618.81**	**100.00%**	**7.905%**	**337**	**87.41%**	**648**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
N/A	288	$24,431,266.90	13.79%	9.803%	319	91.05%	629
12 months	11	2,578,550.14	1.46	9.083	324	92.14	636
21 months	130	50,373,480.18	28.44	6.189	358	82.12	667
24 months	815	90,629,863.47	51.16	8.400	330	89.50	641
33 months	4	1,860,485.90	1.05	5.947	358	87.66	696
36 months	43	7,268,972.22	4.10	7.322	347	83.94	657
Total	**1,291**	**$177,142,618.81**	**100.00%**	**7.905%**	**337**	**87.41%**	**648**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	898	$157,095,025.65	88.68%	7.500%	357	85.91%	647
Second Lien	393	20,047,593.16	11.32	11.077	182	99.10	659
Total	**1,291**	**$177,142,618.81**	**100.00%**	**7.905%**	**337**	**87.41%**	**648**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	1,079	$148,765,937.51	83.98%	7.716%	338	87.36%	643
Stated Documentation	212	28,376,681.30	16.02	8.893	330	87.63	676
Total	**1,291**	**$177,142,618.81**	**100.00%**	**7.905%**	**337**	**87.41%**	**648**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	269	$47,991,945.56	27.09%	7.642%	344	84.97%	629
Purchase	1,009	127,055,153.10	71.72	8.017	334	88.32	655
Rate/Term Refinance	13	2,095,520.15	1.18	7.105	355	88.05	642
Total	**1,291**	**$177,142,618.81**	**100.00%**	**7.905%**	**337**	**87.41%**	**648**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	48	$5,963,516.85	3.37%	7.825%	333	87.59%	645
PUD	172	33,719,131.38	19.04	7.666	339	88.62	650
Single Family	991	122,553,814.28	69.18	7.929	337	87.32	645
Two-Four Family	80	14,906,156.30	8.41	8.275	332	85.35	669
Total	**1,291**	**$177,142,618.81**	**100.00%**	**7.905%**	**337**	**87.41%**	**648**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	22	$2,155,394.10	1.22%	8.055%	357	78.45%	619
Primary	1,268	174,619,224.71	98.58	7.908	337	87.58	648
Second Home	1	368,000.00	0.21	5.625	357	57.05	649
Total	**1,291**	**$177,142,618.81**	**100.00%**	**7.905%**	**337**	**87.41%**	**648**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	20	$1,590,070.96	0.90%	8.529%	354	90.26%	624
Arizona	90	11,410,367.63	6.44	8.005	335	86.52	645
Arkansas	5	340,834.76	0.19	8.911	358	93.31	626
California	228	62,636,659.22	35.36	6.647	333	84.35	669
Colorado	19	2,943,675.39	1.66	8.269	323	86.36	630
Connecticut	10	1,136,028.82	0.64	9.159	329	91.98	647
District of Columbia	1	399,000.00	0.23	6.750	359	100.00	660
Florida	75	10,120,588.31	5.71	7.948	342	89.23	644
Georgia	31	3,449,822.98	1.95	9.244	329	89.70	628
Idaho	15	1,399,921.94	0.79	8.608	347	88.86	622
Illinois	34	3,874,457.15	2.19	9.177	342	87.49	629
Indiana	71	3,984,778.65	2.25	9.690	347	87.38	605
Iowa	28	1,537,926.27	0.87	10.085	340	94.42	621
Kansas	47	2,603,732.09	1.47	10.104	350	90.26	615
Kentucky	10	755,002.56	0.43	8.185	348	89.54	622
Louisiana	10	785,916.06	0.44	9.137	342	91.92	631
Maryland	33	4,885,462.97	2.76	8.724	333	89.18	651
Massachusetts	33	7,665,682.76	4.33	7.514	334	83.27	667
Michigan	44	3,115,279.49	1.76	9.930	342	89.70	616
Minnesota	3	786,880.59	0.44	8.424	358	93.29	611
Mississippi	10	422,865.18	0.24	10.343	347	84.40	566
Missouri	55	3,806,478.01	2.15	9.421	347	88.55	622
Montana	3	620,682.02	0.35	7.044	358	94.33	655
Nebraska	21	1,793,813.63	1.01	9.233	349	86.67	609
Nevada	30	5,700,858.31	3.22	7.340	340	89.28	670
New Hampshire	3	361,696.28	0.20	10.515	298	86.57	650
New Jersey	8	1,393,901.87	0.79	9.046	343	90.63	652
New Mexico	19	2,505,063.86	1.41	9.607	329	89.44	605
North Dakota	1	83,881.02	0.05	7.749	357	100.00	634
Ohio	45	3,345,691.84	1.89	9.949	334	93.37	617
Oklahoma	39	2,470,817.66	1.39	9.814	339	94.06	621
Oregon	50	7,866,502.94	4.44	7.636	339	89.08	640
Pennsylvania	52	3,363,895.39	1.90	9.732	342	93.69	621
Rhode Island	5	786,304.72	0.44	9.922	324	94.14	648
South Carolina	1	393,960.41	0.22	11.750	357	90.00	593
South Dakota	3	110,529.53	0.06	10.823	277	63.39	593
Tennessee	15	1,186,862.01	0.67	8.805	346	93.45	616
Texas	31	2,917,998.72	1.65	9.595	350	93.90	615
Utah	23	1,465,627.25	0.83	10.836	305	94.79	643
Virginia	24	3,325,140.37	1.88	8.571	350	92.11	629
Washington	40	7,274,930.98	4.11	7.104	339	85.78	654
Wisconsin	2	213,611.86	0.12	8.257	357	100.00	691
Wyoming	4	309,416.35	0.17	8.499	331	95.20	630
Total	**1,291**	**$177,142,618.81**	**100.00%**	**7.905%**	**337**	**87.41%**	**648**

Gross Margin (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.500 - 3.999	6	$2,712,052.07	1.75%	5.203%	358	79.99%	689
4.000 - 4.499	49	15,725,877.34	10.13	5.627	358	82.17	689
4.500 - 4.999	92	27,429,318.40	17.67	6.117	358	84.49	674
5.000 - 5.499	87	18,881,318.18	12.16	6.439	357	82.86	662
5.500 - 5.999	89	15,704,500.95	10.12	6.970	357	87.44	651
6.000 - 6.499	71	13,804,942.38	8.89	7.262	357	88.21	647
6.500 - 6.999	74	12,688,700.32	8.17	8.146	357	87.93	635
7.000 - 7.499	57	9,590,439.56	6.18	8.294	357	87.46	637
7.500 - 7.999	53	8,713,146.58	5.61	9.224	357	90.31	618
8.000 - 8.499	150	16,903,682.77	10.89	9.560	358	87.45	612
8.500 - 8.999	84	7,735,770.07	4.98	9.997	358	87.07	590
9.000 - 9.499	53	4,485,569.30	2.89	10.619	358	88.45	580
9.500 - 9.999	15	666,226.88	0.43	11.461	358	83.04	554
10.000 -10.499	3	151,157.94	0.10	11.481	358	88.76	578
10.500 -10.999	1	40,892.99	0.03	12.250	357	75.00	538
Total	**884**	**$155,233,595.73**	**100.00%**	**7.482%**	**357**	**85.96%**	**647**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	24	$9,177,466.81	5.91%	5.218%	358	79.74%	688
5.500 - 5.999	83	29,368,635.20	18.92	5.764	357	80.13	676
6.000 - 6.499	71	19,598,025.39	12.62	6.280	358	85.70	674
6.500 - 6.999	87	20,163,692.06	12.99	6.748	358	88.38	653
7.000 - 7.499	71	13,740,394.69	8.85	7.233	357	87.87	647
7.500 - 7.999	95	14,284,007.04	9.20	7.721	357	87.79	654
8.000 - 8.499	28	5,360,911.37	3.45	8.217	357	87.40	640
8.500 - 8.999	66	9,960,003.66	6.42	8.816	358	90.58	651
9.000 - 9.499	49	5,362,153.90	3.45	9.237	357	85.85	604
9.500 - 9.999	91	9,560,383.20	6.16	9.724	358	86.57	592
10.000 -10.499	73	7,144,611.66	4.60	10.278	357	90.51	581
10.500 -10.999	74	5,895,810.51	3.80	10.724	357	87.39	582
11.000 -11.499	37	3,281,450.08	2.11	11.205	358	91.12	572
11.500 -11.999	26	1,912,853.57	1.23	11.732	357	92.62	580
12.000 -12.499	9	423,196.59	0.27	12.226	357	91.72	579
Total	**884**	**$155,233,595.73**	**100.00%**	**7.482%**	**357**	**85.96%**	**647**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
12.000 - 12.499	24	$9,177,466.81	5.91%	5.218%	358	79.74%	688
12.500 - 12.999	83	29,368,635.20	18.92	5.764	357	80.13	676
13.000 - 13.499	71	19,598,025.39	12.62	6.280	358	85.70	674
13.500 - 13.999	87	20,163,692.06	12.99	6.748	358	88.38	653
14.000 - 14.499	71	13,740,394.69	8.85	7.233	357	87.87	647
14.500 - 14.999	95	14,284,007.04	9.20	7.721	357	87.79	654
15.000 - 15.499	28	5,360,911.37	3.45	8.217	357	87.40	640
15.500 - 15.999	66	9,960,003.66	6.42	8.816	358	90.58	651
16.000 - 16.499	49	5,362,153.90	3.45	9.237	357	85.85	604
16.500 - 16.999	91	9,560,383.20	6.16	9.724	358	86.57	592
17.000 - 17.499	73	7,144,611.66	4.60	10.278	357	90.51	581
17.500 - 17.999	74	5,895,810.51	3.80	10.724	357	87.39	582
18.000 - 18.499	37	3,281,450.08	2.11	11.205	358	91.12	572
18.500 - 18.999	26	1,912,853.57	1.23	11.732	357	92.62	580
19.000 - 19.499	9	423,196.59	0.27	12.226	357	91.72	579
Total	**884**	**$155,233,595.73**	**100.00%**	**7.482%**	**357**	**85.96%**	**647**

Initial Periodic Rate Cap (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000	226	$74,332,042.43	47.88%	6.432%	358	84.30%	666
3.000	658	80,901,553.30	52.12	8.446	357	87.48	629
Total	**884**	**$155,233,595.73**	**100.00%**	**7.482%**	**357**	**85.96%**	**647**

Subsequent Periodic Rate Cap (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.500	884	$155,233,595.73	100.00%	7.482%	357	85.96%	647
Total	**884**	**$155,233,595.73**	**100.00%**	**7.482%**	**357**	**85.96%**	**647**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
08/01/05	1	$75,891.76	0.05%	10.375%	343	85.00%	570
10/01/05	1	279,504.73	0.18	9.375	345	80.00	541
02/01/06	2	122,308.28	0.08	10.660	349	80.00	537
03/01/06	1	41,449.99	0.03	10.625	350	80.00	556
07/01/06	1	34,947.62	0.02	12.249	354	100.00	596
08/01/06	2	165,871.41	0.11	8.250	355	79.99	633
09/01/06	88	13,627,582.17	8.78	7.593	356	83.78	648
10/01/06	477	75,288,943.89	48.50	7.493	357	86.36	647
11/01/06	175	34,540,507.00	22.25	7.487	358	85.59	640
12/01/06	107	23,887,142.66	15.39	7.567	359	87.18	650
09/01/07	2	423,878.22	0.27	8.597	356	80.00	598
10/01/07	11	2,253,360.43	1.45	6.734	357	86.33	665
11/01/07	4	1,345,855.96	0.87	5.967	358	80.21	666
12/01/07	2	874,500.00	0.56	6.584	359	97.77	680
09/01/09	2	696,000.00	0.45	7.181	356	85.17	698
10/01/09	7	1,160,851.61	0.75	6.258	357	79.82	696
12/01/09	1	415,000.00	0.27	6.375	359	68.03	625
Total	**884**	**$155,233,595.73**	**100.00%**	**7.482%**	**357**	**85.96%**	**647**